

WE WILL

BROWN & BROWN, INC.

2008 ANNUAL REPORT


PURSUE

AD INFINITUM



In 2008, the most challenging year for the insurance industry in half a century, Brown & Brown continued to grow and make money. How? By staying focused on the business and unique culture of dogged determination and integrity that have served the Company well for decades. In the 70 years since its inception, Brown & Brown leaders have built a company that focuses on revenue growth and margin improvement, ad infinitum. The business and the culture intrinsically tied to it were not created overnight, and they must continue to be strengthened and enhanced by Brown & Brown current and future leaders. These leaders can draw upon history as a guide.

AT BROWN & BROWN, THE PAST IS PROLOGUE.



J. Hyatt Brown, CPCU, CLU
Chairman of the Board and Chief Executive Officer

The portrait of Adrian Brown (founder, 1895-1972), in the background, hangs in the Brown & Brown boardroom.

DEAR FELLOW SHAREHOLDERS,

What a difference 50 years makes!! Upon graduation from the University of Florida in 1959, I joined my father and brother at Brown & Brown in Daytona Beach – one of about 65 general insurance agencies in Volusia County. With annual revenues of about $45,000, Brown & Brown was "in the pack." Having worked at Brown & Brown during the previous three summers, my simple game plan was already in place – solicit and sell commercial insurance accounts and help to grow the agency more rapidly. My aspirations for the future were many and ambitious – probably typical of most young people embarking on a business career.

About 18 months later (January 1, 1961), huge change occurred. (1) My brother, Worley, resigned from Brown & Brown and was appointed chairman of the Florida Industrial Commission by the then-Governor, Ferris Bryant. (Worley promised to return to the agency in 2-4 years). (2) My father turned 65 and retired to his farm. (3) The agency was sold to "yours truly" for $75,000 with the understanding that when Worley returned he would get ownership of half the stock and obligations on half the note. Worley ultimately moved to Atlanta to become CEO of what is now a large publicly owned paper enterprise – Rock-Tenn Company.

And so the psychological gauntlet was cast down. The road of life – both personally and business-wise – is truly a marathon race, for those who so choose – and we did accept the challenge.

Early on I was very focused on identifying those characteristics of successful people and successful business organizations hoping always to learn from others' success – and failures. As a very young person, it seemed to me that ultimate success in the "long distance road race of life" depended on integrity of dealings, careful fiscal planning, no big mistakes, maniacal focus and good physical and mental health. It is amazing how simple life is – strict adherence to these principles has been the cornerstone of the wonderful record of growth in earnings and shareholder value at Brown & Brown.

Over the course of the last half-century, the pace of change has caused many businesses to falter or disappear. We at Brown & Brown have continued to grow and expand – and "we've only just begun."

As has been announced, on July 1 of this year, Powell Brown will officially assume the responsibilities of CEO and I will commence serving as non-executive Chairman. As I have discussed many times in the past, it is my intent to continue to be involved in mergers and acquisitions, and recruitment – two very important areas. My time commitment will be reduced and Cici, my wife of 43 years, and I will travel more and do some other fun things – like archeological digs and art collection. Cici and I intend, over a period of time, to part with about 10% of our Brown & Brown shares – keeping the rest in anticipation of the future.

I am very proud of Powell and his growth and development at Brown & Brown over the last 14 years. Powell as CEO and Jim Henderson as COO head a senior leadership team of 12 other persons who have risen because of meritorious achievement and who live and breathe Brown & Brown. In my view, our Company is in exactly the right space at the right time – with the right people to achieve results in the future that, I hope, will warm the cockles of our shareholders' hearts.

The last two years (2007 and 2008) have been most challenging. We have become an even better operating company because of our objective evaluation of every nook and cranny of our business. As we cross the current economic valley, our various operating models will continue to be honed, with the goal of providing additional earning power as economic times change.

Come July 1, 2009, I will have worked for Brown & Brown for 50 years – 48½ as leader. I am very proud of our results and accomplishments over those years and I look forward to continued good results. As I look around our Company, the quality of our people and their commitment to our Company and the Brown & Brown culture make me very, very proud!

Lastly, I would call your attention to the back of this report – you will see two pairs of eyes – the Brown & Brown cheetah and mine – ever vigilant, ever committed – *"Non Vitia"* translates roughly to "Don't Screw it Up."

The future is before us – best of luck to all.

J. Hyatt Brown, CPCU, CLU
Chairman of the Board
Chief Executive Officer



J. Powell Brown, CPCU
President

Jim W. Henderson, CPCU
Vice Chairman & Chief Operating Officer



646.9
785.8
878.0
959.7
977.6
04
05
06
07
08

TOTAL REVENUES
in millions of dollars



0.93
1.08
1.22
1.35
1.17
04
05
06
07
08

NET INCOME PER SHARE
in dollars

DEAR FELLOW SHAREHOLDERS,

The expression, "when the tides go out, one can tell who is not wearing bathing suits" has never rung so true. In 2008, the economic tides were out, and yet our Company proved it was well "suited" for the occasion. We are very pleased that we were able to grow the recurring top-line revenues by 4%, especially considering that same-store sales were negative 5.5% for the year.

Never in our Company's history have we been more proud of the exemplary performance of our employees. The year brought the dual challenge of reduced rates and a shrinking economy that resulted in negative organic growth. The above-and-beyond performance of our employees again made the difference and drove favorable results against an unprecedented headwind.

Our longstanding acquisition program was a special bright spot for the year, driving top-line growth and enabling the Company to sustain industry-leading earnings margins.

Even with the many challenges that 2008 presented, we have a number of important accomplishments:

1. Total revenue grew from $960M to $978M.
2. We continue to have the highest margins of our publicly-traded peer group.
3. We acquired $120M in annualized revenues in 62 transactions, 15 of which are new stand-alone operations.
4. These new acquisitions bring us a number of high-quality people who will further enhance our team's ability to reach the next level.
5. High-quality M&A opportunities continue to present themselves.
6. Our conservative capital structure will continue to enable us to invest in these M&A opportunities going forward.
7. We increased our dividend to shareholders by 2 cents per share, a 7.1% increase. We have increased our dividend every year since 1993, placing us among a very elite few publicly-owned firms in this country.
8. Our team of producers, service team members and profit center leaders continues to expand their knowledge and thus their abilities, further enhancing our ability to grow.

We want to thank every one of our 5,400 team members for your contributions to the overall success of Brown & Brown. We have all worked harder in this challenging economic environment, yet our numbers do not tell the full story. We are a company that is about accountability and responsibility, celebrating success, leading by example and empowering people to rise based on their personal abilities and achievements. Our strong common culture and collective wisdom has and will help us through this market. Although this is not an easy time, we will become a better, stronger company as a result.

As we look forward, we are in the strongest financial position and have the deepest talent pool in the history of the Company. Our balance sheet is as strong as it has ever been.

Finally, we must thank Hyatt for everything he has done for this Company. We all look forward to seeing how he defines "retirement." We consider it an honor to have worked with him.

Sincerely,

J. Powell Brown, CPCU
President

Jim W. Henderson, CPCU
Vice Chairman & Chief Operating Officer



FAMILY BEGINNINGS

Today Brown & Brown is the seventh-largest insurance intermediary in the United States, with 5,400 employees and annual sales approaching $1 billion. Surely nothing close to this could have been in the wildest dreams of the late Adrian Brown (center, rear) in 1939 when he moved his family from Maitland, Florida, a city near Orlando, to Daytona Beach.

The former Metropolitan Life insurance agent had turned down a promotion that would have required the family to move to New York City. He knew the climate on the east coast of Florida would be good for the asthma ailments of his son, Worley, and he had a hunch that its growing population would be good for business, too. To avoid borrowing money, Adrian built his family's home a little at a time, paying cash for each step. It took two years before he could move with his wife and two sons, Worley, 11, and Hyatt, 2. Then, in 1939, he partnered with his cousin, Charles "Cov" Owen, also a former MetLife agent, to open an insurance agency in the Depression-era beach town. They hung out their shingle as Brown & Owen.

The first decade of the Brown & Owen Insurance Agency showed modest financial gains, growing to $6,597 in net income for the year 1949, a margin of a little more than 14%. But watching his father work was a rich experience for young Hyatt, who one day would run the business.

Personal relationships and salesmanship were key, Hyatt recalls. "I would be sitting and listening and saying nothing, and the first 85% of the customer visit was about hunting, fishing, jokes and all that stuff. And then finally the last part was insurance."

The lessons Hyatt learned at his father's side continue to shape the direction of Brown & Brown today. The Company puts a premium on building relationships and requiring leaders to be a part of the fabric of the business community. The most honored title in the Company is that of salesperson. And the short leash the Company keeps on its accounts receivable resulted from Hyatt watching his father carry out the unpleasant task of collecting overdue payments simply to make payroll.

The decade of the 1950s dramatically altered the family business. As a result of health issues, Adrian shortened his 12- to 14-hour workdays. Worley graduated from the University of Florida Law School in June 1955 and joined the agency. Five months later the agency split, and Cov Owen set up shop a few blocks down Volusia Avenue.

Brown & Brown, Inc. really got underway as Hyatt completed his double major in real estate and insurance at the University of Florida. He returned to help run the family business in 1959, immediately demonstrating his understanding of the interaction between relationships and sales. Using his college connections, Hyatt helped Brown & Brown land the contract for the University of Florida's student accident insurance. The account carried a $125,000 premium; yearly commissions at Brown & Brown jumped from $42,000 to $60,000.



ABOVE:

Before moving his family to Daytona Beach in 1939, Adrian Brown sold insurance for Metropolitan Life Insurance Company and operated a dry goods store in Maitland, a city near Orlando. MetLife wanted him to take a promotion and move to New York, but he moved his family to Daytona Beach instead.



ABOVE:

Adrian Brown (above, right) opened an insurance agency in 1939 with his cousin, Charles "Cov" Owen, hanging out their shingle in the Depression-era beach town as Brown & Owen. They wrote a lot of life insurance at first because they had to eat, and those policies yielded the quickest commissions.

In early 1961, Adrian retired. At about the same time, Worley was appointed chairman of the Florida Industrial Commission. The post required him to spend full-time in Tallahassee. "So, my father sold the agency to me for $75,000, and I gave him a note at 10% interest," Hyatt says. "Then the deal was that Worley was going to come back after two or three years at the state Capitol, and I was going to give him half the note and half the stock. But he never came back. And he ultimately went to Atlanta and became the CEO of what is now the packaging and paperboard manufacturer in Atlanta called Rock-Tenn Company."

For more than a decade, the changes had been non-stop at Brown & Brown. The father and sons had adapted, and the business thrived. Hyatt had gotten his first taste of a business truism that would guide him as he led the Company through extraordinary growth for the next 47 years: The only constant is change.



PROMISSORY NOTE

$75,000.00

Daytona Beach, Florida
June 1, 1961

ON DEMAND after date the undersigned, jointly and severally, promise to pay to the order of J. ADRIAN BROWN of Daytona Beach, Florida, SEVENTY-FIVE THOUSAND DOLLARS ($75,000.00) for value received with interest after date at the rate of two per cent. (2%) per annum until January 1, 1962, and 10% per annum thereafter until paid.

NEGOTIABLE AND PAYABLE AT COMMERCIAL BANK AT DAYTONA BEACH, DAYTONA BEACH, FLORIDA.

I have deposited with said payee, as collateral security for the payment of this note, and any other note or notes, given in extension or renewal thereof, and as security for the payment of any other liability or liabilities of every nature of the undersigned to the said payee, due or to become due, whether now existing or hereafter arising, the below-mentioned property, viz:

Certificate No. 20 for 75 shares of capital stock of Brown & Brown, Inc.

I further agree to deposit, upon demand by the said payee, any additional collateral by him required, in case of default in payment of the principal or any installment of interest when due, or in case of happening of any event hereinafter mentioned, or of default in any of the other conditions, provisions or requirements of this obligation, then this note, and all other liabilities of the undersigned to said payee, shall immediately be deemed due and payable, anything to the contrary herein or therein notwithstanding and the said payee may sell without notice, advertisement or demand, at public or private sale, at his option, the whole of said collateral or any part thereof, or any substitute therefor, or any additions thereto, or any other securities or property given unto, or left in possession of the said payee by the undersigned, for safe keeping or otherwise.

I hereby assign the above note to Madoline W. Brown, Individually, this 30th day of December, 1975.

Madoline W. Brown
As Executrix U/W of J. Adrian Brown, Deceased.

Adrian Brown retired at the beginning of 1961 and sold Hyatt Brown the agency for $75,000. Payment was in the form of the promissory note pictured at left. Hyatt repaid the loan with 10% interest. In 1961, the Company had about $61,000 in annual commissions and about $1,400 in operating income.

A+ EMPLOYEES DRIVE PROFITS

When Hyatt Brown took the reins of Brown & Brown in 1961, the Company had about $61,000 in annual commissions. To grow the agency, Hyatt knew that he had to sell one account at a time, service it well, then build on that good reputation. To do that, he needed to attract top talent – people who would work relentlessly, bringing in more and more business and setting the bar for success ever higher.

The Company began to attract people who would make Brown & Brown more than a small family firm. Van Massey, a regional executive vice president of Crum & Forster, brought a strong background in property and inland marine insurance. Ken Hill, a vice president and underwriting manager for Kemper Insurance Company of Florida, brought expertise in casualty and workers' compensation. Other outstanding leaders followed.

Brown & Brown's emphasis on the development of its employees came with the realization of this simple fact: At the end of the day, almost all of the Company's assets go home. Unlike manufacturing operations, where the assets are fixed, Brown & Brown relies almost completely on its employees to create value. If the employees don't come back the next morning, the Company has lost most of its assets.

For this reason, the Company is committed to enhancing its employees personally, professionally and financially. They are held accountable with a compensation structure rewarding decisions that deliver higher operating profits and, conversely, reducing bonuses for poor results.

Brown & Brown doesn't just look for people, it looks for special people. Leaders must be able to attract other high-quality employees and be secure enough not only to bring in someone more talented than themselves, but also to understand why that is of benefit to themselves and the Company. Mentoring the next generation of leaders is essential to Brown & Brown's continued success.

As the Company has evolved, so has its people-enhancing philosophy. Company leaders are expected to be "A" grade and spawn even better leaders. They seek people who are analytical, high-energy, driven by a money-making gene and satisfied with being respected rather than loved. Executives aim to hire people who are better, smarter and more aggressive than they are, ensuring that each generation of employees exceeds the one before. Recruiting and enhancing outstanding employees is at the core of Brown & Brown's corporate culture – coined an "American Meritocracy."

By 2003, Brown & Brown had codified its culture and business standards into a rigorous internal training course called "Brown & Brown University." Launched with the help of Powell Brown, then a regional vice president based in Orlando, the training school was designed to nurture employees to help them reach the upper levels of success. Today, its graduates are consistently top sellers at Brown & Brown – many earning membership in the Company's National Sales Leaders "Tangle B Club."


2006
Tangle B
Gold
Retail
TIM SORIANO

The National Sales Leaders Tangle B Club is one of the key ways Brown & Brown rewards and recognizes its top producers. Top sellers gain entrance to the club by generating; in Retail at least $125,000 in net new commissions and in the Brokerage and Programs at least $175,000 in new retained commissions during the year. New members to the Tangle B Club, Top Guns and other top producers are recognized at the Company's annual sales meetings.

"Execution is omnipotent." J. HYATT BROWN


126
BROWN
AND
BROWN
INC.
·INSURANCE·
EST. 1939

In this 1970s-era photo, Hyatt Brown stands outside the Volusia Avenue building that served as the Brown & Brown Daytona Beach headquarters from 1955 until the Company moved to its new home at 220 South Ridgewood Avenue in 1987. Before 1955, the building had housed its predecessor agency, Brown & Owen, since World War II. Until the 1970s, the Company held its annual meetings in this office's kitchen.

Brown & Brown branded itself an "American Meritocracy" on the back page of its annual report in 2002. In 2003, the Company obtained a service mark for the phrase and expounded on what "American Meritocracy" means in its annual report for that year. It is a place where people rise or recede based on their own merits, where hard work brings great rewards.



DECENTRALIZING FOR SUCCESS

Brown & Brown leaders long ago recognized the difference between sales acumen and business acumen. Determined to excel at both, they developed a highly decentralized, flat system that measures all indicators of success and honors high achievers. In doing so, they transformed Brown & Brown into a profit-making machine.

One day early in January 1972, Hyatt asked a friend at a Kiwanis luncheon to consider running for the state legislature. "He said, 'If you're so damn interested, why don't you run?'" Hyatt recalls. His response: "'You must think I have rocks in my head.' And on the way back to the office I thought, 'You know, that might be fun.'"

Hyatt won a tight three-man race in 1972 to represent his district in the Florida House. He was then elected Speaker of the House of Representatives in 1978. He used his business experience to help bring reforms to the state's pension fund, overhaul the state workers' compensation fund and create an early childhood education program heralded by educators. During this time, Hyatt built important relationships that were to last the rest of his career. But his energies were split between statehouse work and overseeing his family's company. After eight years in Tallahassee, he decided it was time to return to Brown & Brown.

"In 1980, when I came out of the Legislature, we had $2 million in commissions, and we had a 16% operating profit margin, and our goal was to go out and write every account we could find as fast as we could find it," Hyatt says. "And so in two years we doubled the size of the agency by getting new business. Two million went to $4 million. But the margin went to 8%, so we made exactly the same amount of operating profit. We were focused only on the selling part, and we weren't focused on the operating part."

Company leaders decided it was time for a new direction. In early 1982, a group of Brown & Brown senior managers met to reflect on how to change the depressing financial results.

Hyatt opened the discussion with this comment: "Today we are gathered to discuss how we can turn information into knowledge, which will generate dollars."

Hyatt and his team recognized that they were great salespeople, but they needed to learn how to run a business. This resulted in a reorganization plan and, for the only time in Company history, the hiring of a consultant. Fort Myers insurance sales consultant Roger Sitkins told the Company's leaders that they could one day realize 25% operating profit margins if they aggressively aimed for that number.

"It seemed like an almost unattainable goal," Hyatt recalls. "And there were a lot of people who thought we would not even get close."

LEFT:

Leadership circa 1986: Back row: Greg Brewer, Pete Thomas, Ken Hill, Van Massey, Denise Hill
Front row: Jim Henderson, Hyatt Brown, Decker Youngman

RIGHT:

Before he retired from public service in 1980 after eight years in the Florida state legislature, Hyatt Brown was elected Speaker of the House and won awards for his legislative service. He used his business experience to bring reforms to the state's pension fund and to overhaul the state workers' compensation fund.



Using strategies suggested by Sitkins, Brown & Brown developed a business system that transformed it into an efficient, profit-making machine. "We didn't just buy into it," Hyatt says, "we bought into it and extended it."

Brown & Brown reorganized to create a highly decentralized, flat system. Each office was divided into departments of business focus, such as small, middle and large commercial; personal; employee benefits; and bonds. Each department had accountability for profit and loss, and all direct and indirect costs. The Company measured everything and used the metrics to rank every office, department and salesperson. Those with the best rankings were recognized and honored. A monthly Revenue and Net Income – or Rev-Net – report was distributed to all profit centers to provide a snapshot of operating results and keep everyone focused.

The Company gave salespeople 40% commissions for new business and 20% for renewals, while taking away company cars and limiting expense accounts. The Company introduced telemarketing to generate leads. It instituted a policy of not allowing any accounts receivable over 59 days. The Company beefed up its customer service and marketing departments in order to relieve its sales force of administrative chores so they could focus solely on selling. And Brown & Brown placed top priority on making a profit, by growing both the top line and bottom line through superior sales and service. As a result, salespeople and service people enjoyed rising incomes. Brown & Brown became more profitable, growing its revenue and its business.

Over time, additional tenets evolved as the business model meshed with Brown & Brown's unique corporate culture: The Company must stay off the bleeding edge of automation. It must never have too much business concentrated with one customer. Its leaders must absolutely avoid making any big mistakes.

By the end of the 1980s, Brown & Brown was very close to its profit margin goal, hovering at about 25%. By 1992, when Brown & Brown began the merger negotiations that led to its transformation into a public company, the 25% goal had been surpassed.

OPERATING PROFITS 1999-2008


58.5
65.0
114.0
157.2
199.8
238.9
295.2
335.3
371.4(1)
341.1
99
00
01
02
03
04
05
06
07
08
in millions of dollars

(1) Includes a one-time gain on sale of Rock-Tenn Company stock.

REACHED

25%

OPERATING PROFIT MARGIN GOAL IN 1992

In 1982, Brown & Brown's leadership decided on a new direction for the Company, focusing efforts on increasing its operating profit margin. That number had slipped into the single digits even as revenue increased. The target: a 25% operating profit margin. In 1992, the Company achieved it. Brown & Brown is now on the verge of reaching its most ambitious goal yet – a 40% operating profit margin with $1 billion in revenues.

A PROFITABLE NEW DIRECTION

Brown & Brown grew steadily through organic revenue growth and small acquisitions, doubling its revenues and profits every five years – an average annual growth of at least 15%. But in 1982, Brown & Brown got a chance to become the "biggest bear" in Florida very quickly by buying two insurance agencies at the same time. It was a bold step for the Company and its leader. Hyatt had to personally indemnify two-thirds of a $5.5 million loan needed to make the deals happen.

The acquisitions of the Sonny Howard Agency of Fort Myers and the James Hawkins Agency of West Palm Beach and Delray Beach were successes. Revenues from the acquisitions outpaced debt payments, making money available for more acquisitions and new hires.

Brown & Brown's fuel for growth is its acquisitions strategy, which plays an integral part in its success. Many deals originate from relationships forged during years of growth in the insurance industry. The Company targets only profitable, well-run agencies that have high-quality people with proven records of success in serving customers.

The key to Brown & Brown's history of successful acquisitions lies in its decentralized operating structure and accounting system, which allow decisions to be made at the local level, eliminating rigid rules and bureaucratic interference that can slow progress and stifle new ideas.

Each profit center employs an accounting manager to act as its lead financial officer, closely monitoring costs and managing business at the grassroots level, where business originates. This approach leads to better control of expenses and ensures that financial information is reported accurately and promptly without duplicating the efforts of corporate accounting staff. Because financial reviews and decisions are made at the local level, accounting managers can identify and react to financial data quickly.

An important byproduct of Brown & Brown's decentralized structure is improved customer service. Because customer service and claims are handled by employees in local offices, closest to clients, company employees have a vested interest in customer retention. The result: Brown & Brown's customer-retention rate consistently runs in the mid-90% range.

The Company's decentralized structure meshes with its philosophy of recruiting the best people and constantly enhancing their leadership skills. Brown & Brown considers its employees to be extraordinary and knows they achieve outstanding results because they are challenged, empowered and rewarded for doing so.

nostrum posterious est
onum linicus

This glyph first appeared on the back page of the Brown & Brown 2001 annual report. The Latin caption translates roughly into "Our ass is on the line." It is a reminder to Company employees that their commitment to success should resemble the one Hyatt demonstrated when he personally backed a $5.5 million loan in 1982 to purchase agencies on both coasts of Florida.

"The only constant is change." J. HYATT BROWN

BECOMING THE BIGGEST IN FLORIDA

In 1982, Brown & Brown made a bold leap: BUYING TWO COMPETITORS AT THE SAME TIME

The deal wasn't simple. Brown & Brown did not have enough cash or a strong enough balance sheet to entice a bank to lend it money to finance the acquisitions. But one of the personal relationships the Company had cultivated over many years paid off.

Continental Insurance Company, which had done business with Brown & Brown since 1939, agreed to lend $5.5 million at very favorable terms, with one big caveat: Hyatt Brown had to personally indemnify two-thirds of the loan.

He did, and his act became a measure of commitment to the Company. Brown & Brown began asking leaders pursuing acquisitions if they were willing to "bet their ass" on the deals. Brown & Brown's ass-on-the-line doctrine was born.

The acquisitions of the Sonny Howard Agency of Fort Myers and the James Hawkins Agency of West Palm Beach and Delray Beach proved successful and validated Brown & Brown's strategy of growing smartly through acquisitions.


CONTINENTAL
(FIRE)
INSURANCE CO.
OF
NEW YORK
CASH CAPITAL TEN MILLION DOLLARS



Brown & Brown's success is built in large part upon its decentralized structure, which takes the form of individual profit centers across the country that are held accountable for their costs and for earnings growth. The profit center leaders who thrive in this environment are rewarded for their efforts. In the photo at left, the 2001 Profit Center Leader Divisional Office winners are recognized.



GOING PUBLIC IS A CATAPULT

By 1992, the little insurance office that had opened as Brown & Owen half a century earlier had become the largest privately held insurance agency in Florida. But a public company in Tampa, founded by former Tampa Mayor Bill Poe, was bigger. Like Brown & Brown, it had started small, opening in a remodeled barbershop in downtown Tampa in 1956.

But the companies had grown up very differently: Poe & Associates was a highly centralized publicly traded firm with a profitable program business. Brown & Brown was a decentralized firm primarily focused on retail business.

For years, Hyatt had preached the virtues of private ownership. But by the early 1990s, the need to buy out retiring employees who held stock in his private company weighed on him. "All those people who put their shoulder to the wheel, they need to have the opportunity to grow their personal wealth for themselves and their families," Hyatt says. "But one of the problems was liquidating their shares when they wanted to retire."

So when Bill Poe, Hyatt's long-time friend and business rival, called one day in the summer of 1992 to gauge interest in a merger, Hyatt's reticence about entering the public arena began to melt. Merger negotiations took only a few months, even though there were huge issues to resolve. How do you value the stock of the private company? How do you combine these two companies with such very different cultures? Who will be in charge of the combination that emerges?

Poe eventually made this proposal to Brown: Poe & Associates would acquire Brown & Brown, enabling Brown & Brown to become part of a public company. Bill Poe would turn leadership over to Hyatt. Brown & Brown's board members would have a majority of seats on the combined company's board. And that's exactly what happened.

The U.S. Securities and Exchange Commission and shareholders approved the merger in April 1993.

The deal created the largest insurance agency in the Southeast and one of the largest in the country. The public environment gave loyal Brown & Brown employees the chance to be paid for their stock without the Company having to buy it back. Some Brown & Brown employees who never made six-figure salaries during their working years retired as millionaires.

In addition, the ability to use public stock for acquisitions fueled a methodical expansion strategy based on buying middle-market insurance brokers throughout the country. It gave Brown & Brown another tool for growth.



ABOVE:

In order to survive, the cheetah is always looking for its next meal. Like the cheetah, Brown & Brown is always looking for ways to grow and survive.

"The best way is almost always the most difficult way. Long-term success involves conflict with those who are not disciplined or committed. Our model is designed to allow those uncommitted, undisciplined people to find other companies whose focus is not forever."

J. HYATT BROWN
2004



Poe & Brown
INSURANCE
POE & BROWN, INC.
COMMON STOCK
SEAL
THE NEWS-JOURNAL
BUSINESS
8A
Merging insurance brokers
Poe & Brown merger makes a giant broker

While Brown & Brown grew into the largest private insurance agency in Florida, a public company in Tampa founded by former Tampa mayor Bill Poe had more employees and revenues. When the two companies merged in 1992, Brown & Brown's subsequent ability to publicly sell shares fueled an expansion that continues to this day.

THE POWER OF WE

Ask anyone at Brown & Brown the secret to the Company's seven decades of success, and they will give one answer: *CULTURE.* It is a corporate philosophy that combines bravado with old-fashioned business sense. Strive to do better than others, and hire only those who can surpass you. Be bold, but be sure you're willing to deal with the consequences. If something seems easy, it's probably wrong.

The cheetah, hungry for its next meal, is the icon for Brown & Brown's aggressive salespeople, who act with speed and agility. Company leaders eschew the vertical pronoun "I," encouraging their teams to opt for the encompassing "we." Nobody at Brown & Brown will tolerate an "egg-sucking dog," an employee who hinders the Company. Leaders even had the old Southern expression "No egg-sucking dogs" translated into a Latin phrase that has become a Company mantra: "Non volumus canes ovos sugere."

The business wisdom Hyatt acquired through the years has become Company lore: Execution is omnipotent. The only constant is change. The best way is almost always the most difficult way.

In 1992, Company leaders developed a statement to capture the essence of who and what Brown & Brown was. A committee that included Hyatt, Jim Henderson and other senior leaders – among them Linda Downs, Roy Bridges, Cory Walker and Tom Riley – started with a marker and a flip chart on which they listed all the adjectives that they thought described Brown & Brown.

The brainstorming session yielded an armload of paper, and from that came a written description of beliefs, behaviors and actions that had developed as the Company grew. Two key segments centered on integrity and prideful relationships. Without integrity, Company leaders determined, Brown & Brown would lack character, the essential building block of a culture. And prideful relationships, whether with fellow employees, clients, carrier partners or shareholders, are the glue that binds Brown & Brown's culture.

The resulting statement: "Brown & Brown is a lean, decentralized, highly competitive, profit-oriented sales and service organization comprised of people of the highest integrity and quality, bound together by clearly defined goals and prideful relationships." It is prominent in the Company's annual reports, and a framed copy of it hangs in Brown & Brown offices throughout the country.

Company leaders believe change is constant, but culture survives, so Brown & Brown is forever. The Company's culture will survive for one nanosecond longer than the youngest person in the Company who continues to believe in its culture.

"Brown & Brown is a lean, decentralized, highly competitive, profit-oriented sales and service organization comprised of people of the highest integrity and quality, bound together by clearly defined goals and prideful relationships."

OUR PEOPLE


BROWN & BROWN
Cheetahs

The goal at Brown & Brown is to bring in very high-quality people as fast as the Company can find them – people who are agile and adaptive, like a cheetah. Every time the Company hires someone, it tries to get a person who is a little better than the last person hired.

NOTHING SUCCEEDS LIKE SUCCESS

Brown & Brown operates its business based on four essential strategies and grows it by setting far-reaching goals to expand revenue and profits. Its doggedly determined employees have met the mark every time. The Company's next milestone, "B-40 and Beyond," is its most ambitious and is tantalizingly close. Success breeds success.

The first of our four essential business strategies is that Brown & Brown is in the money-making business. It employs its formula for growth through superior sales and service and smart acquisitions, then repeats it, breeding more success.

Second, Brown & Brown is in the people-recruiting and people-enhancing business. The Company has built its business – and reputation – on hiring and grooming top talent, following the example set by Hyatt.

Third, the Company is in the insurance sales and service business. All business decisions must stay focused on Brown & Brown's core operation. All growth must enhance the Company's ability to sell insurance better.

Finally, Brown & Brown is in the business of making ***no*** big mistakes. Personal responsibility and assiduous attention to detail are woven into the fabric of the Company.

Company leaders describe Brown & Brown's culture of dogged determination with a phrase made famous by legendary Green Bay Packers coach Vince Lombardi: "Three yards and a cloud of dust."

In 1982, Brown & Brown made a momentous decision to focus on growth goals linked to operating profit margin, not just revenue expansion. It set a goal of achieving a 25% operating profit margin by 1990. It hit that mark a year early.

After the Brown & Brown and Poe & Associates merger in 1993, the Company established an ad infinitum goal: double-digit revenue growth every year.

The next goal, "P-28," set in 1999, seemed a monumental challenge. The near-term objective was to hit a 28% pre-tax profit margin. At the time, most profit centers were in the low-to-mid 20% range. But success bred success. The first employees to reach the 28% benchmark shared their strategies with others. By 2001, the whole Company had attained P-28.

Today, Brown & Brown is applying its trusty formula to "B-40 and Beyond." That goal, announced in 2001, was to reach $1 billion in revenue while achieving a 40% operating profit margin. For 2007, seven years after setting sights on what is by far its most ambitious goal, the Company achieved what seemed an impossible efficiency – a 40% operating profit margin (pre-tax income with interest amortization and non-cash stock-based compensation added back). And the Company is tantalizingly close to reaching its $1 billion revenue goal as well.

Each goal Brown & Brown set over the years seemed almost unattainable, and yet our employees stretched to reach that goal. Today we are on the threshold of greatness. When we reach B-40, we will not be done. We will double again! A new generation of leaders will take us to $2 billion in revenues, thus setting the bar ever higher.

In July 2009, with the approval of the Board of Directors, Hyatt plans to turn the CEO reins over to his son, Powell, and assume the role of non-executive Chairman. Hyatt will work part time, focusing on mergers and acquisitions and recruitment, the lifeblood of the Company.

"Every time that we go out to find someone," Hyatt says, "we try to get a person who is a little better, and a little better, and a little better, and a little better. Because that's the way you build an organization." **Ad infinitum.**

SHAREHOLDERS' EQUITY



100.4
118.4
175.3
391.6
498.0
624.3
764.3
929.3
1,097.5
1,241.7
99
00
01
02
03
04
05
06
07
08

in millions of dollars

P-28

PRE-TAX PROFIT MARGIN OF 28%

B-40

$1 BILLION IN REVENUE AND 40% OPERATING PROFIT MARGIN*

*Pre-tax income with interest, amortization and non-cash stock-based compensation added back



"Three yards and a cloud of dust."
Vince Lombardi
Green Bay Packers Coach

"Every time that we go out to find someone we try to get a person who is a little better, and a little better, and a little better, and a little better. Because that's the way you build an organization."

J. HYATT BROWN
2008

DA

DOUBLE AGAIN

THE RETAIL DIVISION'S

total revenue increased **4.9%** to **$590.2 million** in 2008.

The Retail Division is the foundation of Brown & Brown, Inc. and operates through 110 profit centers in 31 states, employing more than 750 licensed insurance agents, supported by experienced and knowledgeable customer service personnel. This Division offers a broad range of insurance products and services to commercial, public entity, professional, association and individual customers. We are middle-market insurance intermediaries that place, for our clients, insurance coverages with premiums ranging from several thousand dollars to several million dollars. The categories of insurance principally sold by us include property insurance relating to physical damage to property and resultant interruption of business or extra expense caused by fire, windstorm or other perils; casualty insurance relating to legal liabilities, workers' compensation, and commercial and private passenger automobile coverages; and fidelity and surety bonds. We also sell and service group and individual life, accident, disability, health, hospitalization, medical and dental insurance.

2008 was another tough year throughout the insurance marketplace. The continued "soft" insurance premium rates prevailed during most of the year, and in the second half of the year, reduced exposure units due to a weakening economy became more prevalent. Each of our offices has met these challenges by focusing on increasing operational efficiencies so that we will be even stronger coming out of this economic funk than we were going into it.

A major bright spot in the year was our continued success in attracting superior agencies, as well as established, professional individual agents, to join our Company. In 2008, we acquired 42 retail agencies with annualized revenues of approximately $111.6 million. Fourteen of these operations joined us as new stand-alone profit centers. We are proud of the fact that, in four of the last five years, agencies with aggregate annualized revenues in excess of $100 million have joined our team. Independent agents are attracted to our decentralized culture because it honors and relies on strong leadership to operate and make decisions at the local profit center level.

We are able to provide our profit centers the necessary capital to make strategic acquisitions in their local markets and to hire high-quality individuals, many of whom are new to the insurance business, to be trained and developed in our local offices. Since the 1980s, we have reserved approximately 1% of our consolidated revenues to provide for 50% of the salary cost of such new hires, with the other 50% contributed, in each instance, by the local office making the hire. Today, we have approximately $20 million of salary cost for new hires, primarily sales producers, whom we believe will make a positive impact on our Company's growth in future years.

Our success has always been a direct result of our people and 2008 was no exception. We continue to see very positive results from graduates of our internal insurance training school, Brown & Brown University ("B&BU"), and during 2008, we expanded B&BU's reach by introducing new programs in our Syracuse, New York and Orange County, California locations. The recruitment, training and nurturing of good employees, both agents and support personnel, continues to be a critically important component of our culture.

HIGHLIGHTS

Key acquisitions during 2008 included:

- AGA Insurance
  Alpharetta, GA
- Hunt-Smith-Peabody Insurance Agency, Inc.
  Fenton, MI
- LDP Consulting Group, Inc.
  Lambertville, NJ
- MEW Custom Staffing, LLC
  Tampa, FL
- The Benefits Department
  Charlotte, NC
- Powers & Company
  Rocklin, CA
- Nathan Stone Insurance Agency, Inc.
  Encino, CA
- DeBock & Muth Insurance Agency, Inc.
  Stockton, CA
- Dill, Joyce & Thresher, Inc.
  Avon, CT
- HBA Insurance Group, Inc.
  Miami, FL
- Alpha Benefits Group, Inc.
  Plymouth Meeting, PA
- Fullerton & Company, Inc.
  Portland, OR
- Burt & Associates Benefits Planning, Inc.
  Elkhart, IN
- Reed Brothers Insurance Group, Inc.
  Columbia, KY
- Advanced Insurance Concepts, Inc.
  Bensalem, PA
- Al Phillips Insurance Agency, Inc.
  Nashville, TN
- Health Insurance Exchange, Inc.
  Seattle, WA
- Agency Associates, Inc.
  Zionsville, IN
- Stewart & Tunno Insurance Agency, Inc.
  Portland, OR
- R.E. Sutton & Associates, LLC
  Brownsburg, IN
- Alexander & Bolton, Inc.
  Alexandria, LA
- Charter Insurance Services, Inc.
  Albuquerque, NM
- Preferred Insurance Services, LLC
  Phoenix, AZ
- Gallagher Associates, Inc.
  Blackwood, NJ
- Baker, Thomsen Associates Insurance Services
  Newport Beach, CA

RETAIL DIVISION OFFICE LOCATIONS



WA
OR
CA
NV
AZ
CO
NM
TX
OK
MN
WI
MI
IL
IN
OH
KY
TN
AR
LA
GA
SC
NC
VA
PA
NY
NH
MA
CT
NJ
DE
FL

Arizona
Arkansas
California
Colorado
Connecticut
Delaware
Florida
Georgia
Illinois
Indiana
Kentucky
Louisiana
Massachusetts
Michigan
Minnesota
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
Ohio
Oklahoma
Oregon
Pennsylvania
South Carolina
Tennessee
Texas
Virginia
Washington
Wisconsin

As a direct result of the **EFFORTS OF OUR AGENTS AND THEIR TALENTED INTERNAL SUPPORT TEAMS,** the Retail Division's 2008 core commissions and fees revenues **GREW BY 8.9%.**



461.3
491.2
518.0
562.4
590.2
04
05
06
07
08

DIVISION TOTAL REVENUES
in millions of dollars



113.6
128.9
145.8
159.3
138.6
04
05
06
07
08

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars



60.4%
$590.2

CONTRIBUTION TO TOTAL REVENUES
dollars in millions



50.9%
$138.6

CONTRIBUTION TO INCOME BEFORE INCOME TAXES
dollars in millions

THE WHOLESALE BROKERAGE DIVISION'S
total revenues were **$170.6 million** in 2008.

Our Wholesale Brokerage Division markets excess and surplus commercial and personal insurance products to retail insurance agencies, and reinsurance products and services to insurance companies throughout the United States. Our Wholesale Brokerage Division offices represent various U.S. and U.K. surplus lines insurance companies, and certain of our offices are also Lloyd's of London correspondents. The Wholesale Brokerage Division also represents admitted insurance companies for smaller agencies that do not have access to certain insurance company representation. Excess and surplus lines insurance products include a wide variety of insurance coverages, including personal lines homeowners, jewelry, yachts, commercial property and casualty, commercial automobile, garage, restaurant, builders' risk and inland marine lines. Difficult-to-insure general liability and products liability coverages are a specialty, as is excess workers' compensation coverage. Wholesale brokers solicit business through mailings and through direct contact with retail agency representatives.

In March 2008, we announced our initial expansion into the international marketplace with the formation and opening of a London-based Wholesale Brokerage Division subsidiary, Decus Insurance Brokers, Limited ("D.I.B."). The goal of Decus Insurance Brokers is to act as a traditional U.K.-based insurance intermediary for the distribution of non-investment insurance contracts throughout North America. Its four operating units are Property Brokerage, Casualty Brokerage, Professional Liability Brokerage, and Binding Authority Programs. We are very pleased that during 2008, its first full year of operation, Decus generated $2.6 million of commissions and fees revenues.

The Wholesale Brokerage Division was no different from the Retail Division when it came to the impact of falling insurance premium rates and the slowing of the U.S. economy in general. The insurance market has softened dramatically in all areas. Continued significant governmental involvement in the Florida market continues to create uncertainties in both the standard and excess and surplus lines marketplace.

Regardless of the challenging insurance marketplace, we continue to increase our recruiting of the "stars of tomorrow" from outstanding colleges and universities. Our new recruits are trained in our expanded "Brown & Brown University" for wholesale brokers, under the tutelage of our "Boot Camp General" Liz White, who is one of our top producers in Peachtree Special Risk Brokers, based in Stockbridge, Georgia. Additionally, as we continue to grow and enhance our pool of wholesale brokers, we are expanding our wholesale operations through Texas and California and other points westward.

Additional specialized wholesale coverages available through this Division include professional and general liability for the healthcare industry; programs for the construction industry, oilfield and marine contractors, and long-haul truckers; restaurant and liquor liability; coverages for the amateur and professional sports industries and the entertainment field in general; social services providers; and directors' and officers' liability for condominium and residential associations and other entities.

In March 2008, we announced

OUR INITIAL EXPANSION INTO THE INTERNATIONAL MARKETPLACE.



41.6
127.1
163.3
178.9
170.6
04
05
06
07
08

DIVISION TOTAL REVENUES
in millions of dollars

WHOLESALE BROKERAGE DIVISION OFFICE LOCATIONS


WA
MT
MN
OR
NY
NE
PA
MA
CT
NJ
IL
NV
CO
MO
WV
VA
CA
TN
NC
OK
AZ
NM
AL
GA
TX
LA
HI
FL
England

Alabama	Illinois	New Jersey	Texas
Arizona	Louisiana	New Mexico	Virginia
California	Massachusetts	New York	Washington
Colorado	Minnesota	North Carolina	West Virginia
Connecticut	Missouri	Oklahoma	
Florida	Montana	Oregon	London, England
Georgia	Nebraska	Pennsylvania	
Hawaii	Nevada	Tennessee	

OPERATIONAL BRAND NAMES

- Big Sky Underwriters
- Axiom Re, Inc.
- Braishfield Associates, Inc.
- Combined Group Insurance Services, Inc.
- Decus Insurance Brokers, Limited
- Delaware Valley Underwriters ("DVUA")
- ECC Insurance Brokers, Inc.
- Evergreen Re
- Graham-Rodgers, Inc.
- Halcyon Underwriters, Inc.
- Hull & Company, Inc.
- International E&S Insurance Brokers, Inc.
- MacDuff Pinellas Underwriters, Inc.
- MacDuff Underwriters, Inc.
- Sigma Underwriting, Inc.
- Peachtree Special Risk Brokers, LLC


17.5%
$170.6

CONTRIBUTION TO TOTAL REVENUES
dollars in millions


11.3
28.3
26.9
28.0
17.6
04
05
06
07
08

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars


6.5%
$17.6

CONTRIBUTION TO INCOME BEFORE INCOME TAXES
dollars in millions

THE NATIONAL PROGRAMS DIVISION'S
total revenues for 2008 were **$178.3 million.**

Our National Programs Division consists of two units: Professional Programs and Special Programs. This Division manages or administers more than 50 different programs that provide a broad spectrum of insurance products and services to our clients. In most cases, the insurance carriers that underwrite the programs have delegated underwriting and, in many instances, claims-handling authority to our programs operations. These programs are generally distributed through nationwide networks of independent agents and offer targeted products and services designed for specific industries, trade groups, professions, public entities and market niches.

Professional Programs provides professional liability and related package insurance products for certain professionals. In 2008, approximately 60% of Professional Programs' commissions and fees revenues were generated by CalSurance®, which specializes in creating and servicing group programs, of which there have been 112, and of which the most established has been in existence for 30 years. CalSurance® provides professional liability insurance and claims services for approximately 125,000 financial professionals and insurance agents. This entity had an excellent year in 2008, with net internal growth of 6.5%. An important component of CalSurance® is Lancer Claims Services, an operation that provides specialty claims administration for insurance companies that underwrite CalSurance® product lines.

CalSurance® is complemented by our other leading professional programs including our 40-year-old specialized program for dentists, the Professional Protector Plan®, which is endorsed by 20 state dental societies; our 35-year-old Lawyer's Protector Plan®; and our 33-year-old Optometric Protector Plan®.

Special Programs markets targeted products and services to specific industries, trade groups, public and quasi-public entities, and market niches. Most of our special programs are marketed and sold through independent agents.

The largest program in the Special Programs Unit is administered by Proctor Financial Inc. ("PFI"), one of our subsidiaries. This program represented approximately 33% of the total commissions and fees revenues generated by the Special Programs Unit in 2008. PFI pioneered lender-placed hazard insurance in the 1970s, and due to its proficiency in underwriting, today enjoys outstanding access to insurance capacity. PFI partners with more than 1,600 lenders nationwide to protect their mortgage loan portfolios and REO properties. PFI's lender-placed fire and flood coverage is complemented by insurance administration solutions and advanced technology, all of which are designed to enhance the lenders' relationships with their customers.

Also part of our Special Programs Unit are our various public entity operations, which collectively represent in excess of $44 million in aggregate annual commissions and fees revenues, which is 32% of the revenues generated by Special Programs. Our public entity operations are national leaders in developing insurance and reinsurance solutions for governmental agencies and educational institutions. Their specialties include design, implementation and administration of innovative property, casualty, and workers' compensation insurance and risk management programs, including administration of self-funded "pooling" programs. Operations within our public entity group also act as a managing general underwriter of various first-dollar liability insurance coverages.

Other outstanding programs in the Special Programs Unit include Florida Intracoastal Underwriters, Limited Company ("FIU") one of our indirect subsidiaries that operates as a managing general agency specializing in providing insurance coverage for coastal and inland high-value condominiums and apartments; American Specialty Insurance & Risk Services, Inc., which provides insurance and risk management services for clients in professional sports, motor sports, amateur sports and the entertainment industry; Parcel Insurance Plan®, which provides insurance coverage to commercial and private shippers for small packages and parcels with insured values of less than $25,000 each; and Acumen Re Management Corporation, a reinsurance underwriting management organization that acts primarily as an outsourced specific excess workers' compensation facultative reinsurance underwriting facility.

NATIONAL PROGRAMS DIVISION OFFICE LOCATIONS


WA
CA
KS
MO
OK
TX
MI
IL
IN
OH
PA
VA
NJ
GA
FL

California
Florida
Georgia
Illinois
Indiana
Kansas
Michigan
Missouri
New Jersey
Ohio
Oklahoma
Pennsylvania
Texas
Virginia
Washington

This Division manages or administers

MORE THAN 50 DIFFERENT PROGRAMS.


112.1
133.9
157.4
157.5
178.3
04
05
06
07
08

DIVISION TOTAL REVENUES
in millions of dollars


23.2%
$63.3

CONTRIBUTION TO INCOME BEFORE INCOME TAXES
dollars in millions


33.9
38.4
48.6
47.1
63.3
04
05
06
07
08

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars


18.2%
$178.3

CONTRIBUTION TO TOTAL REVENUES
dollars in millions

THE SERVICES DIVISION'S total revenues were **$32.1 million** in 2008 and grew **4.1%** in the fourth quarter of 2008.

The Services Division is comprised of USIS, Inc., Preferred Governmental Claims Solutions, Inc. ("PGCS"), Allocation Services, Inc. doing business as NuQuest/Bridge Pointe, and AmeriSys, a division of USIS, Inc. These operations provide clients with third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Unlike our other three divisions, the Services Division's revenues are primarily derived from fees.

USIS provides comprehensive risk management and third-party administration services for insurance entities and self-funded or fully-insured workers' compensation and liability plans. During 2008, USIS continued to grow its revenue base by expanding into several new states, including Alabama, Georgia and South Carolina.

NuQuest/Bridge Pointe provides a full suite of Medicare Secondary Payer compliance-related services, including Medicare set-aside services, medical cost projection services, Medicare conditional payment resolution and professional administration of settlement funds, to more than 300 insurance carriers, third-party administrators, self-insured employers and claimants nationwide. This entity assists with enforcement of the Medicare Secondary Payer Statute ("MSP"), which is intended to ensure that Medicare does not make primary payment to health care providers when another responsible payer exists. Medicare's enforcement rights under the MSP continue to be strengthened, most recently by a new federal law addressing issues of benefit coordination and conditional payment reimbursement. This new law has resulted in increased opportunities with workers' compensation, liability insurance (including self-insurance) and no-fault claims.

AmeriSys provides certified and non-certified medical management and managed care programs for workers' compensation insurance plans. Services include case management; utilization review and management; client access to custom developed medical provider networks ("PPOs"); and Return-to-Work programs and initiatives. As medical costs consume an ever-larger portion of the workers' compensation claim dollar, AmeriSys provides its customers with the systems and programs necessary to contain those costs, while ensuring continued patient satisfaction and promoting prompt returns to work.

THE SERVICES DIVISION'S INCOME BEFORE INCOME TAXES FOR 2008 WAS $7.2 MILLION.

SERVICES DIVISION OFFICE LOCATIONS


GA
FL

Florida
Georgia

OPERATIONAL BRAND NAMES

- USIS, Inc.
- Preferred Governmental Claims Solutions, Inc. ("PGCS")
- NuQuest/Bridge Pointe
- AmeriSys


6.4
7.0
8.0
8.7
7.2
04
05
06
07
08

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars


26.8
27.5
32.6
35.4
32.1
04
05
06
07
08

DIVISION TOTAL REVENUES
in millions of dollars

During 2008, USIS continued to **GROW ITS REVENUE BASE BY EXPANDING INTO SEVERAL NEW STATES,** including Alabama, Georgia and South Carolina.


2.6%
$7.2

CONTRIBUTION TO INCOME BEFORE INCOME TAXES
dollars in millions


3.5%
$32.1

CONTRIBUTION TO TOTAL REVENUES
dollars in millions

LEADERSHIP OVERVIEW



Kenneth D. Kirk
Regional President

Ken is the Regional President responsible for the management and development of a substantial part of Brown & Brown's operations west of the Mississippi. Ken joined Brown & Brown in 1995 as President of an acquisition.



Thomas E. Riley
CPA, CPCU, CMA, CIC
Regional President

Tom is Regional President responsible for certain Company operations in south Florida, New Jersey, New York, Pennsylvania and Virginia. He joined Brown & Brown in 1990 as Chief Financial Officer after 10 years with Ernst & Young.



Linda S. Downs
CPCU, AIA
Executive Vice President, Leadership Development and Programs

Linda is Executive Vice President responsible for the Company's Leadership Development Department, as well as for the Program Division operations in Tampa, Florida and St. Louis, Missouri, and retail offices in Delaware and South Carolina.



Sam R. Boone, Jr.
Regional Executive Vice President

Sam was elected a Regional Executive Vice President in January 2009. He joined Brown & Brown In 1987. Since 1992 he has managed the USIS subsidiary and overseen the Services Division. He will continue these duties and also be responsible for the Company's Public Entity operations in several states.



C. Roy Bridges
CIC
Regional Executive Vice President

Roy is Regional Executive Vice President and responsible for several retail operations on the west coast of Florida and in the states of Arkansas, Louisiana, Oklahoma, Tennessee and Texas.



Colin E. Lowe
Regional Executive Vice President

Colin was elected a Regional Executive Vice President in January 2009. He joined Brown & Brown in 1995 and has been Profit Center Leader of the large Ft. Lauderdale, Florida operation since 2001. He is now responsible for certain Retail operations in south Florida, New Jersey and New York.



Charles H. Lydecker
CPCU, CIC, AIM
Regional Executive Vice President

Charlie is Regional Executive Vice President responsible for certain retail offices in Florida, Georgia, New York, Texas and Virginia. He joined Brown & Brown in 1990 and has held several leadership positions to date.



Kenneth R. Masters
Regional Executive Vice President

Ken was elected Regional Executive Vice President in January 2007. He joined Brown & Brown in 2002 when the CalSurance subsidiary, of which he is President, was acquired. He is responsible for several Programs Division operations.



J. Scott Penny
CIC
Regional Executive Vice President

Scott is a Regional Executive Vice President and is responsible for operations in the upper Midwest and portions of the Northeast. He joined Brown & Brown in 1989 as an Account Executive Trainee and has held progressively more responsible positions since that time.



Michael J. Riordan
Regional Executive Vice President

Mike is responsible for Hull & Company and several other Brown & Brown wholesale MGA subsidiaries, including Graham Rogers, Big Sky Underwriters, Braishfield Associates and the Combined Group. He has been with Hull & Company for 27 years and was named its President in 2007.



Anthony T. Strianese
Regional Executive Vice President

Tony was elected a Regional Executive Vice President in July 2007. He is responsible for Peachtree Special Risk Brokers and several other Brown & Brown wholesale brokerage operations including ECC Insurance Brokers, MacDuff Underwriters, International E&S Insurance Brokers Ltd. and Decus Insurance Brokers, Ltd., which commenced operations in 2008, in London, England.

BOARD OF DIRECTORS



A
B
C
D
E
F
G
H
I
J
K
L

A | WENDELL S. REILLY
Managing Partner, Grapevine Partners, LLC
Audit Committee; Nominating/Corporate Governance Committee

B | SAMUEL P. BELL, III, ESQ.
Partner in the law firm of Pennington, Moore, Wilkinson, Bell & Dunbar, P.A.
Acquisition Committee

C | THEODORE J. HOEPNER
Former Vice Chairman,
SunTrust Bank Holding Company
Acquisition Committee, Chairman; Compensation Committee

D | TONI JENNINGS
Former Lieutenant Governor, State of Florida,
Former President, Jack Jennings & Sons
Audit Committee; Compensation Committee

E | HUGH M. BROWN
Founder and former President &
Chief Executive Officer, BAMSI, Inc.
Audit Committee, Chairman; Nominating/Corporate Governance Committee

F | J. POWELL BROWN, CPCU
President, Brown & Brown, Inc.

G | J. HYATT BROWN, CPCU, CLU
Chairman & Chief Executive Officer,
Brown & Brown, Inc.

H | JIM W. HENDERSON, CPCU
Vice Chairman & Chief Operating Officer,
Brown & Brown, Inc.

I | CHILTON D. VARNER
Partner in the law firm of King & Spalding, LLP
Compensation Committee, Chairman; Nominating/Corporate Governance Committee

J | BRADLEY CURREY, JR.
Former Chairman & Chief Executive Officer,
Rock-Tenn Company
Nominating/Corporate Governance Committee, Chairman; Audit Committee; Acquisition Committee

K | JAN E. SMITH
President, Jan Smith and Company
Acquisition Committee; Compensation Committee

L | JOHN R. RIEDMAN
Chairman, Riedman Corporation

EXECUTIVE OFFICERS

J. HYATT BROWN, CPCU, CLU
Chairman & Chief Executive Officer

JIM W. HENDERSON, CPCU
Vice Chairman & Chief Operating Officer

J. POWELL BROWN, CPCU
President

KENNETH D. KIRK
Regional President

THOMAS E. RILEY, CPA, CPCU, CMA, CIC
Regional President

LINDA S. DOWNS, CPCU, AIA
Executive Vice President, Leadership Development and Programs

SAM R. BOONE, JR.
Regional Executive Vice President

C. ROY BRIDGES, CIC
Regional Executive Vice President

COLIN E. LOWE
Regional Executive Vice President

CHARLES H. LYDECKER, CPCU, CIC, AIM
Regional Executive Vice President

KENNETH R. MASTERS
Regional Executive Vice President

J. SCOTT PENNY, CIC
Regional Executive Vice President

MICHAEL J. RIORDAN
Regional Executive Vice President

ANTHONY T. STRIANESE
Regional Executive Vice President

CORY T. WALKER, CPCU, CIC, ARM, CRM
Senior Vice President, Treasurer
& Chief Financial Officer

ROBERT W. LLOYD, ESQ., CIC
Vice President & General Counsel

LAUREL L. GRAMMIG, ESQ., CIC
Vice President, Secretary & Chief
Corporate Counsel

RICHARD FREEBOURN, SR., CPCU, CIC
Vice President, Internal Operations

THOMAS M. DONEGAN, JR., ESQ., CIC
Vice President, Assistant Secretary
& Chief Acquisitions Counsel

DE WILDT CHEETAH AND WILDLIFE CENTER



The mission of the De Wildt Cheetah and Wildlife Trust is to ensure the long-term survival of predators, specifically the cheetah and wild dog, in their natural environment.

Located in Pretoria, South Africa, the De Wildt Cheetah Centre was established in 1971 with the aim of breeding endangered species. Over the years, over 750 cheetah cubs have been born at De Wildt – a dramatic contrast to the days when the cheetah population of South Africa was estimated at a mere 700.

While the cheetah project was the base from which the Centre launched its conservation efforts, it soon widened to include other rare and endangered animals such as the wild dog, brown hyena, serval, suni antelope, blue and red duiker, bontebok, riverine rabbit and vultures – including the very rare Egyptian vulture. Many of these have been successfully bred for later reintroduction into the wild, thus helping to repopulate areas where such species have disappeared or are no longer abundant.

To achieve its mission, the De Wildt Cheetah and Wildlife Trust has an extensive community outreach and education program and a strategic breeding plan. The Trust conducts research on wildlife disease and nutrition, and in South Africa, it has implemented a national plan for the conservation of free-roaming cheetah. Brown & Brown is proud to be a benefactor of the De Wildt Cheetah and Wildlife Centre.

To make a donation, please contact: De Wildt at cheetah@dewildt.org.za.

Or mail a tax-deductible donation to the Foundation in the USA to:

Carson Springs Wildlife Foundation
8528 East County Road 225
Gainesville, Florida 32609

Index to Financials

General

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related Notes to those Consolidated Financial Statements included elsewhere in this Annual Report.

We are a diversified insurance agency, wholesale brokerage and services organization headquartered in Daytona Beach and Tampa, Florida. As an insurance intermediary, our principal sources of revenue are commissions paid by insurance companies and, to a lesser extent, fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by an insured and are materially affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) in order to determine what premium to charge the insured. These premium rates are established by insurance companies based upon many factors, including reinsurance rates paid by insurance carriers, none of which we control.

The volume of business from new and existing insured customers, fluctuations in insurable exposure units and changes in general economic and competitive conditions all affect our revenues. For example, level rates of inflation or a continuing general decline in economic activity could limit increases in the values of insurable exposure units. Conversely, the increasing costs of litigation settlements and awards have caused some customers to seek higher levels of insurance coverage. Historically, our revenues have continued to grow as a result of an intense focus on net new business growth and acquisitions.

Our culture is a strong, decentralized sales culture with a focus on consistent, sustained growth over the long term. Our senior leadership group includes 12 executive officers with regional responsibility for oversight of designated operations within the Company. Our publicly announced succession plan calls for J. Powell Brown, who currently serves as President of Brown & Brown, Inc., to succeed his father, J. Hyatt Brown, when he steps down from the position of Chief Executive Officer in July 2009. The plan also envisions that Mr. Hyatt Brown will continue to serve as Chairman of the Board, and will continue to be actively involved with acquisitions and recruitment. We have increased revenues from $95.6 million in 1993 (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $977.6 million in 2008, a compound annual growth rate of 16.8%. In the same period, we increased net income from $8.0 million (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $166.1 million in 2008, a compound annual growth rate of 22.4%. From 1993 through 2006, excluding the historical impact of poolings, our pre-tax margins (income before income taxes and minority interest divided by total revenues) improved in all but one year, and in that year, the pre-tax margin was essentially flat. These improvements resulted primarily from net new business growth (new business production offset by lost business), revenues generated by acquisitions, and continued operating efficiencies.

The past two years have posed significant challenges for us and for our industry in the form of a prevailing decline in insurance premium rates, commonly referred to as a "soft market," increased significant governmental involvement in the Florida insurance marketplace resulting in a substantial loss of revenues for us and, in the second half of 2008, increased pressure on the values of insurable exposure units as the consequence of the general weakening of the economy in the United States. While insurance premium rates declined during most of 2008 in most lines of coverage, the rate of the decline seemed to slow in the second half of the year. There were, however, indications during this same period that insurable exposure units, such as sales and payroll expenditures, were also declining. In 2009, continued declining exposure units are likely to have a greater negative impact on our commissions and fees revenues than will any declining insurance premium rates.

Beginning in the first quarter of 2007 through the fourth quarter of 2008 we experienced negative internal revenue growth each quarter due primarily to the "soft market," and, in the second half of 2008, due to the decline in insurable exposure units which further reduced our commissions and fees revenues. Part of the decline in 2007 was the result of the increased governmental involvement in the Florida insurance marketplace as described below in "The Florida Insurance Overview." One industry segment that was hit especially hard during these years was the home-building industry in southern California, and to a lesser extent, Nevada, Arizona and Florida. We have a wholesale brokerage operation that focuses on placing property and casualty insurance products for that homebuilding segment and a program operation that places errors and omissions professional liability coverages for title agents. Both of these operations' revenues were negatively affected by these national economic trends throughout 2008. During 2008, the "soft market" conditions continued in most parts of the United States, but were more prevalent in the southeast and southwest regions of the country.

We experienced increased overall revenue growth in these years, which was primarily attributable to our acquisition in 2008 of 45 agency entities and several books of business (customer accounts) that generated total annualized revenues of approximately $120.2 million, and our acquisition in 2007 of 41 agency entities and several books of businesses that generated total annualized revenues of approximately $108.3 million. Additionally, in 2007 we sold our investment in Rock-Tenn Company, which had been held for more than 25 years, at a gain of $18.7 million.

In 2006, the insurance premium rates increased on coastal property, primarily in the southeastern region of the United States, as a result of the significant losses incurred by insurance carriers in the aftermath of the third quarter of 2005, in which the insurance industry experienced the worst hurricane season ever recorded. In the other regions of the United States, the insurance premium rates, in general, declined during 2006.

We also earn "profit-sharing contingent commissions," which are profit-sharing commissions based primarily on underwriting results, but may also reflect considerations for volume, growth and/or retention. These commissions are primarily received in the first and second quarters of each year, based on underwriting results and other aforementioned considerations for the prior year(s). Over the last three years, profit-sharing contingent commissions have averaged approximately 6.1% of the previous year's total commissions and fees revenue. Profit-sharing contingent commissions are typically included in our total commissions and fees in the Consolidated Statements of Income in the year received. The term "core commissions and fees" excludes profit-sharing contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered. Recently, six national insurance companies announced the replacement of the current loss-ratio based profit-sharing contingent commission calculation with a more guaranteed fixed-based methodology, referred to as "Guaranteed Supplemental Commissions" ("GSC"). Since these new GSC are not subject to the uncertainty of loss ratios, they are accrued throughout the year based on actual premiums written. As of December 31, 2008, $13.4 million was earned from GSC during 2008. Most of this total will not be collected until the first quarter of 2009. As of December 31, 2007, $6.6 million was earned from GSC during 2007.

Fee revenues are generated primarily by: (1) our Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services, and (2) our Wholesale Brokerage and National Program Divisions which earn fees primarily for the issuance of insurance policies on behalf of insurance carriers. Fee revenues, as a percentage of our total commissions and fees, represented 13.7% in 2008, 14.3% in 2007 and 14.1% in 2006.

Investment income historically, consists primarily of interest earnings on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy is to invest available funds in high-quality, short-term fixed income investment securities. As a result of the bank liquidity and solvency issues in the United States in the last quarter of 2008, we moved substantial amounts of our cash into non-interest bearing checking accounts so that they would be fully insured by the Federal Depository Insurance Corporation ("FDIC") or into money-market investment funds, (a portion of which recently became FDIC insured) of SunTrust and Wells Fargo, two large national banks. Investment income also includes gains and losses realized from the sale of investments. In 2007, we sold our investment in Rock-Tenn Company for a net gain of $18.7 million.

Florida Insurance Overview

Many states have established "Residual Markets", which are governmental or quasi-governmental insurance facilities that provide coverage to individuals and/or businesses that cannot buy insurance in the private marketplace, i.e., "insurers of last resort". These facilities can be for any type of risk or exposure; however, the most common are usually automobile or high-risk property coverage. Residual Markets can also be referred to as: FAIR Plans, Windstorm Pools, Joint Underwriting Associations, or may even be given names styled after the private sector like "Citizens Property Insurance Corporation".

In August 2002, the Florida Legislature created "Citizens Property Insurance Corporation" ("Citizens"), to be the "insurer of last resort" in Florida and Citizens therefore charged insurance rates that were higher than those prevailing in the general private insurance marketplace. In each of 2004 and 2005, four major hurricanes made landfall in Florida, and as a result of the significant insurance property losses, the insurance rates increased in 2006. To counter the increased property insurance rates, the State of Florida instructed Citizens to essentially cut its property insurance rates in half beginning in January 2007. By state law, Citizens has guaranteed these rates through January 1, 2010. Therefore, Citizens became one of the most, if not the most, competitive risk-bearers for a large percentage of the commercial habitational coastal property exposures, such as condominiums, apartments, and certain assisted living facilities. Additionally, Citizens became the only insurance market for certain homeowner policies throughout Florida. By the end of 2007 and throughout 2008, Citizens was one of the largest underwriters of coastal property exposures in Florida.

Since Citizens became the principal direct competitor of the insurance carriers that underwrite the condominium program administered by Florida Intracoastal Underwriters ("FIU"), one of our indirect subsidiaries, and the excess and surplus lines insurers represented by our wholesale brokers such as Hull & Company, another of our subsidiaries, these operations suffered the largest amount of revenue loss to Citizens during 2007. During 2008, FIU's revenues were relatively flat and therefore, Citizens' impact was not as dramatic as in 2007. However, Citizens continued to be very competitive against the excess and surplus lines insurers and therefore significantly negatively affected the revenues of our Florida-based wholesale brokerage operations.

Citizens' impact on our Florida Retail Division was less severe than on our National Program and Wholesale Brokerage Divisions, because to our retail offices, Citizens represents another risk-bearer with which to write business, although at slightly lower commission rates and greater difficulty in placing coverage. Citizens' rates for 2009 will remain relatively unchanged; however, it is expected that Citizens' rates will increase by approximately 10% effective January 1, 2010.

Current Year Company Overview

For the second consecutive year, we recorded negative internal revenue growth of our commissions and fees revenues as a direct result of the continuing "soft market," the competitiveness of Citizens, and the general weakness of the economy in the second half of 2008. Our total commissions and fees revenues excluding the effect of recent acquisitions, profit-sharing contingencies and sales of books of businesses over the last twelve months, had a negative internal growth rate of (5.5)%. Offsetting the negative internal growth rate was our best year of acquisitions, in terms of number of transactions. During 2008, we completed 62 transactions with estimated annual revenues of $120.2 million.

During 2008, investment income and other income were substantially less than in 2007 mainly due to the fact that we had more infrequent gain transactions in 2007.

During 2007, in addition to the $18.7 million gain on the sale of our investment in Rock-Tenn Company, we recognized $13.5 million in gains on the sales of various books of business (customer accounts). Additionally, we settled an ongoing Internal Revenue Service ("IRS") examination of our tax years 2004-2006 for $1.1 million in interest payments.

Acquisitions

Approximately 15,000 independent insurance agencies are estimated to currently exist in the United States. Part of our continuing business strategy is to attract high-quality insurance agencies to join our operations. From 1993 through 2008, we acquired 323 insurance intermediary operations, including acquired books of business (customer accounts), that had aggregate estimated annual revenues of $862.5 million for the 12 calendar months immediately preceding the dates of acquisition. A summary of our acquisitions over the last three years is as follows (dollars in thousands):

	Number of Acquisitions		Estimated				Aggregate
	Asset	Stock	Annual Revenues	Net Cash Paid	Notes Issued	Liabilities Assumed	Purchase Price
2008	**43**	**2**	**$ 120.2**	**$ 255.8**	**$ 8.3**	**$ 14.6**	**$ 278.7**
2007	38	3	$ 108.3	$ 207.9	$ 13.0	$ 20.5	$ 241.4
2006	32	—	$ 56.4	$ 138.7	$ 3.7	$ 13.5	$ 155.9

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying Consolidated Financial Statements and related Notes.

Financial information relating to our Consolidated Financial Results is as follows (in thousands, except percentages):

	2008	Percent Change	2007	Percent Change	2006
REVENUES					
Core commissions and fees	**$ 909,564**	**6.1 %**	$ 857,027	4.1 %	$ 823,615
Profit-sharing contingent commissions	**56,419**	**(2.1)%**	57,623	40.4 %	41,048
Investment income	**6,079**	**(80.1)%**	30,494	165.7 %	11,479
Other income, net	**5,492**	**(62.2)%**	14,523	680.0 %	1,862
Total revenues	**977,554**	**1.9 %**	959,667	9.3 %	878,004
EXPENSES					
Employee compensation and benefits	**485,783**	**9.4 %**	444,101	9.7 %	404,891
Non-cash stock-based compensation	**7,314**	**29.1 %**	5,667	4.6 %	5,416
Other operating expenses	**137,352**	**4.6 %**	131,371	3.9 %	126,492
Amortization	**46,631**	**15.3 %**	40,436	10.8 %	36,498
Depreciation	**13,286**	**4.1 %**	12,763	12.9 %	11,309
Interest	**14,690**	**6.4 %**	13,802	3.3 %	13,357
Total expenses	**705,056**	**8.8 %**	648,140	8.4 %	597,963
Income before income taxes	**$ 272,498**	**(12.5)%**	$ 311,527	11.2 %	$ 280,041
Net internal growth rate — core commissions and fees	**(5.5)%**		(3.4)%		4.0 %
Employee compensation and benefits ratio	**49.7 %**		46.3 %		46.1 %
Other operating expenses ratio	**14.1 %**		13.7 %		14.4 %
Capital expenditures	**$ 14,115**		$ 30,643		$ 14,979
Total assets at December 31	**$ 2,119,580**		$ 1,960,659		$ 1,807,952

COMMISSIONS AND FEES

Commissions and fees revenue, including profit-sharing contingent commissions, increased 5.6% in 2008, 5.8% in 2007 and 11.5% in 2006. Profit-sharing contingent commissions decreased $1.2 million to $56.4 million in 2008 primarily due to higher loss ratios, and therefore, lower profitability for insurance carriers. Profit-sharing contingent commissions increased $16.6 million to $57.6 million in 2007, primarily as a result of a better-than-average year for insurance companies' loss ratios. Core commissions and fees revenue decreased 5.5% in 2008 and 3.4% in 2007, and increased 4.0% in 2006, when excluding commissions and fees revenue generated from acquired operations and also from divested operations. The 2008 decrease of 5.5% represents $46.7 million of net lost core commissions and fees revenue, of which $31.0 million is related to our Retail, Wholesale and Services Operations based in Florida. The remaining decrease in our non-Florida retail and wholesale brokerage operations in 2008 was $32.3 million, but that was substantially offset by strong revenue growth of $14.8 million in Proctor Financial, a subsidiary that provides lender-placed insurance coverage. The 2007 decrease of 3.4% represents $27.9 million of net lost core commissions and fees revenue, of which $23.0 million is related to our operations affected by the Florida insurance marketplace and $6.2 million is related to our subsidiary that serves the home-building industry in southern California.

INVESTMENT INCOME

Investment income decreased to $6.1 million in 2008, compared with $30.5 million in 2007 and $11.5 million in 2006. The decrease in 2008 from 2007 of $24.4 million was primarily due to the sale of our investment in Rock-Tenn Company which had been held for more than 25 years, for a net gain of $18.7 million. The remaining $5.7 million decrease in investment income in 2008 was primarily due to lower investment yields.

OTHER INCOME, NET

Other income consists primarily of gains and losses from the sale and disposition of assets. In 2008, gains of $1.0 million were recognized from sales of books of business (customer accounts) as compared with $13.7 million and $1.1 million in 2007 and 2006, respectively. Although we are not in the business of selling books of business, we periodically will sell an office or a book of business that does not produce reasonable margins or demonstrate a potential for growth.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits increased approximately 9.4% or $41.7 million in 2008, of which $46.8 million was related to acquisitions that were stand-alone offices. Of the remaining net $5.1 million decrease from the offices in existence in both 2008 and 2007, (including the new acquisitions that folded into those offices) the major decreases were primarily related to producer commissions and bonuses of $10.7 million, off-set by an increase in compensation of new salaried producers of $4.9 million. Employee compensation and benefits increased approximately 9.7% in 2007 and 8.0% in 2006, primarily as a result of acquisitions and an increase in commissions paid on net new business. Employee compensation and benefits as a percentage of total revenues represented 46.3% in 2007 and 46.1% in 2006, reflecting a slight increase due to acquisitions. We had 5,398 full-time equivalent employees at December 31, 2008, compared with 5,047 at December 31, 2007 and 4,733 at December 31, 2006. Of the 351 net increase in full-time equivalent employees at December 31, 2008 over the prior year-end, 489 were from the acquisitions that continued as stand-alone offices, thus reflecting a net reduction of 138 employees in the offices existing at both year-ends.

NON-CASH STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment ("SFAS 123R"), for its stock-based compensation plans. Among other things, SFAS 123R requires that compensation expense for all share-based awards be recognized in the financial statements based upon the grant-date fair value of those awards.

For 2008, 2007 and 2006, the non-cash stock-based compensation under SFAS 123R incorporates costs related to each of our three stock-based plans as explained in Note 11 of the Notes to the Consolidated Financial Statements.

Non-cash stock-based compensation increased 29.1% or $1.6 million in 2008 as a result of new Performance Stock Plan ("PSP") shares and incentive stock options ("ISO") granted primarily in February 2008. Prior to the February 2008 grants, the last major grant of PSP and ISO shares occurred in January 2003. We do not expect another major grant of PSP or ISO shares until the later of the date that the Company's stock price approaches $37.00 per share, or five years from February 2008. However, we will continue to grant additional PSP shares to producers who increase their existing books of business, key personnel who are new to the Company, and key employees who take on additional responsibilities within the Company.

OTHER OPERATING EXPENSES

As a percentage of total revenues, other operating expenses represented 14.1% in 2008, 13.7% in 2007 and 14.4% in 2006. Other operating expenses in 2008 increased $6.0 million over 2007, of which $12.2 million was related to acquisitions that joined as stand-alone offices. The remaining net $6.2 million decrease from the offices in existence in both 2008 and 2007, including the new acquisitions that "folded into" those offices, were broad-based reductions relating to supplies, telephone, insurance, legal, and claims expenses. Other operating expenses in 2007 increased $4.9 million over the 2006 amount, which included a one-time $5.8 million payment to the State of Florida described below, an effective increase in cost of $10.7 million. The intermediaries acquired in 2007 that were not combined with existing company offices and remained as stand-alone offices accounted for $11.1 million of the $10.7 million net increase. Thus, excluding the effects of acquisitions, the 2007 other operating expenses were slightly lower in 2007 than 2006.

In 2006, legal and professional fee expenses increased $1.7 million over the amount expended in 2005. This increase was primarily due to the costs associated with investigations and litigation relating to agent and broker compensation, including profit-sharing contingent commissions, by state regulators and, to a lesser extent, the costs of compliance with certain requirements of the Sarbanes-Oxley Act of 2002. Additionally, in 2006 a total of $5.8 million was paid to State of Florida regulatory authorities and other parties, which concluded the State of Florida's investigation of compensation paid to us.

AMORTIZATION

Amortization expense increased $6.2 million, or 15.3% in 2008, $3.9 million, or 10.8% in 2007, and $3.3 million, or 9.8% in 2006. The increases in 2008 and 2007 were due to the amortization of additional intangible assets as a result of acquisitions completed in those years.

DEPRECIATION

Depreciation increased 4.1% in 2008, 12.9% in 2007 and 12.4% in 2006. These increases were primarily due to the purchase of new computers, related equipment and software, corporate aircraft and the depreciation of fixed assets associated with acquisitions completed in those years.

INTEREST EXPENSE

Interest expense increased $0.9 million, or 6.4%, in 2008 over 2007 primarily as a result of the additional $25.0 million that was borrowed in February 2008. Interest expense increased $0.4 million, or 3.3%, in 2007 over 2006 as a result of the additional $25.0 million that was borrowed in December 2006 but which was partially offset by the $12.9 million reduction in the term loan balance due to the normal quarterly principal payments.

INCOME TAXES

The effective tax rate on income from operations was 39.0% in 2008, 38.7% in 2007 and 38.5% in 2006. The higher effective tax rate in 2008 and 2007, compared with 2006, was primarily the result of reduced benefits from tax-exempt interest income, increased amounts of business conducted in states having higher state tax rates and a $1.1 million settlement payment to the U.S. Internal Revenue Service ("IRS") in 2007. During 2007, the IRS concluded its audit of our 2004-2006 tax years in which it disputed our method of recognizing profit-sharing contingent commissions for tax purposes. We recognize profit-sharing contingent commissions when determinable, which is when such commissions are received, however, the IRS believes that we should estimate those amounts as of each December 31. We agreed to resolve this dispute for a $1.1 million payment of interest and our agreement to accrue at each December 31, for tax purposes only, a known amount of profit-sharing contingent commissions represented by the actual amount of profit-sharing contingent commissions received in the first quarter of the related year, with a true-up adjustment to the actual amount received by the following March 31. Because this method, now required for tax purposes, differs from the method used for book purposes, it will result in a current deferred tax asset as of December 31 each year which will be reversed by the following March 31 when the related profit-sharing contingent commissions are recognized for financial accounting purposes.

Results of Operations — Segment Information

As discussed in Note 16 of the Notes to Consolidated Financial Statements, we operate four reportable segments or divisions: the Retail, Wholesale Brokerage, National Programs and Services Divisions. On a divisional basis, increases in amortization, depreciation and interest expenses are the result of acquisitions within a given division in a particular year. Likewise, other income in each division primarily reflects net gains on sales of customer accounts and fixed assets. As such, in evaluating the operational efficiency of a division, management places emphasis on the net internal growth rate of core commissions and fees revenue, the gradual improvement of the ratio of total employee compensation and benefits to total revenues, and the gradual improvement of the ratio of other operating expenses to total revenues.

The internal growth rates for our core commissions and fees for the three years ended December 31, 2008, 2007 and 2006, by divisional units are as follows (in thousands, except percentages):

2008	For the years ended December 31, 2008	2007	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	**$ 168,576**	$ 174,744	$ (6,168)	(3.5)%	$ 12,490	$ (18,658)	(10.7)%
National Retail	**294,563**	238,017	56,546	23.8 %	64,337	(7,791)	(3.3)%
Western Retail	**98,307**	91,234	7,073	7.8 %	15,321	(8,248)	(9.0)%
Total Retail[1]	**561,446**	503,995	57,451	11.4 %	92,148	(34,697)	(6.9)%
Wholesale Brokerage	**150,048**	156,790	(6,742)	(4.3)%	16,192	(22,934)	(14.6)%
Professional Programs	**43,401**	42,185	1,216	2.9 %	—	1,216	2.9 %
Special Programs	**122,532**	108,747	13,785	12.7 %	674	13,111	12.1 %
Total National Programs	**165,933**	150,932	15,001	9.9 %	674	14,327	9.5 %
Services	**32,137**	35,505	(3,368)	(9.5)%	—	(3,368)	(9.5)%
Total Core Commissions and Fees	**$ 909,564**	$ 847,222	$ 62,342	7.4 %	$ 109,014	$ (46,672)	(5.5)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2008 and 2007 is as follows (in thousands, except percentages):

	For the years ended December 31, 2008	2007
Total core commissions and fees	**$ 909,564**	$ 847,222
Profit-sharing contingent commissions	**56,419**	57,623
Divested business	**—**	9,805
Total commissions and fees	**$ 965,983**	$ 914,650

2007	For the years ended December 31, 2007	2006	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 175,330	$ 175,205	$ 125	0.1 %	$ 3,108	$ (2,983)	(1.7)%
National Retail	242,762	202,763	39,999	19.7 %	40,808	(809)	(0.4)%
Western Retail	95,357	101,386	(6,029)	(5.9)%	436	(6,465)	(6.4)%
Total Retail[1]	513,449	479,354	34,095	7.1 %	44,352	(10,257)	(2.1)%
Wholesale Brokerage	156,978	151,278	5,700	3.8 %	15,221	(9,521)	(6.3)%
Professional Programs	42,348	40,867	1,481	3.6 %	423	1,058	2.6 %
Special Programs	108,747	113,141	(4,394)	(3.9)%	5,357	(9,751)	(8.6)%
Total National Programs	151,095	154,008	(2,913)	(1.9)%	5,780	(8,693)	(5.6)%
Services	35,505	32,561	2,944	9.0 %	2,328	616	1.9 %
Total Core Commissions and Fees	$ 857,027	$ 817,201	$ 39,826	4.9 %	$ 67,681	$ (27,855)	(3.4)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2007 and 2006 is as follows (in thousands, except percentages):

	For the years ended December 31, 2007	2006
Total core commissions and fees	$ 857,027	$ 817,201
Profit-sharing contingent commissions	57,623	41,048
Divested business	—	6,414
Total commissions and fees	$ 914,650	$ 864,663

2006	For the years ended December 31, 2006	2005	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 175,885	$ 155,741	$ 20,144	12.9 %	$ 493	$ 19,651	12.6 %
National Retail	206,661	198,033	8,628	4.4 %	11,417	(2,789)	(1.4)%
Western Retail	103,222	103,951	(729)	(0.7)%	4,760	(5,489)	(5.3)%
Total Retail[1]	485,768	457,725	28,043	6.1 %	16,670	11,373	2.5 %
Wholesale Brokerage	151,278	120,889	30,389	25.1 %	25,616	4,773	3.9 %
Professional Programs	40,867	41,930	(1,063)	(2.5)%	43	(1,106)	(2.6)%
Special Programs	113,141	90,933	22,208	24.4 %	9,255	12,953	14.2 %
Total National Programs	154,008	132,863	21,145	15.9 %	9,298	11,847	8.9 %
Services	32,561	26,565	5,996	22.6 %	4,496	1,500	5.6 %
Total Core Commissions and Fees	$ 823,615	$ 738,042	$ 85,573	11.6 %	$ 56,080	$ 29,493	4.0 %

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2006 and 2005 is as follows (in thousands, except percentages):

	For the years ended December 31,	
	2006	2005
Total core commissions and fees	$ 823,615	$ 738,042
Profit-sharing contingent commissions	41,048	34,976
Divested business	—	2,525
Total commissions and fees	$ 864,663	$ 775,543

(1) *The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.*

RETAIL DIVISION

The Retail Division provides a broad range of insurance products and services to commercial, public and quasi-public, professional and individual insured customers. Approximately 96.0% of the Retail Division's commissions and fees revenue is commission-based. Because most of our other operating expenses do not change as premiums fluctuate, we believe that most of any fluctuation in the commissions, net of related compensation, that we receive will be reflected in our pre-tax income.

Financial information relating to Brown & Brown's Retail Division is as follows (in thousands, except percentages):

	2008	Percent Change	2007	Percent Change	2006
REVENUES					
Core commissions and fees	**$ 560,311**	**8.9 %**	$ 514,639	5.8 %	$ 486,419
Profit-sharing contingent commissions	**25,884**	**(22.5)%**	33,399	11.1 %	30,070
Investment income	**999**	**284.2 %**	260	87.1 %	139
Other income, net	**3,044**	**(78.5)%**	14,140	NMF %	1,361
Total revenues	**590,238**	**4.9 %**	562,438	8.6 %	517,989
EXPENSES					
Employee compensation and benefits	**291,486**	**10.8 %**	263,056	8.5 %	242,469
Non-cash stock-based compensation	**3,610**	**11.3 %**	3,243	9.0 %	2,976
Other operating expenses	**93,372**	**5.7 %**	88,359	6.5 %	82,966
Amortization	**26,827**	**23.9 %**	21,659	12.2 %	19,305
Depreciation	**6,061**	**5.9 %**	5,723	1.8 %	5,621
Interest	**30,287**	**43.6 %**	21,094	11.6 %	18,903
Total expenses	**451,643**	**12.0 %**	403,134	8.3 %	372,240
Income before income taxes	**$ 138,595**	**(13.0)%**	$ 159,304	9.3 %	$ 145,749
Net internal growth rate — core commissions and fees	**(6.9)%**		(2.1)%		2.5 %
Employee compensation and benefits ratio	**49.4 %**		46.8 %		46.8 %
Other operating expenses ratio	**15.8 %**		15.7 %		16.0 %
Capital expenditures	**$ 4,152**		$ 5,816		$ 5,952
Total assets at December 31	**$ 1,687,137**		$ 1,356,772		$ 1,103,107

The Retail Division's total revenues in 2008 increased $27.8 million to $590.2 million, a 4.9% increase over 2007. Profit-sharing contingent commissions in 2008 decreased $7.5 million from 2007, primarily due to increased loss ratios resulting in lower profitability for insurance carriers in 2007. Approximately $45.7 million of the change in the Retail Division's total revenues was due to net growth in core commissions and fees; however, $92.1 million was from acquisitions for which there were no comparable revenues in 2007. Therefore, after removing the revenue from acquisitions from the calculation, $34.7 million was lost on a "same-store sales" basis, resulting in a negative internal growth rate of 6.9%. Most of the negative internal growth resulted from continued competitive insurance pricing, primarily in Florida. Additionally, even though there are signs that declines in insurance rates are slowing, the second half of 2008 was marked by indications of additional slowing of the economy, which resulted in a reduction in insurable exposure units. For 2009, the slowing economy will most likely have a greater impact on the premium volume of our customers than will the insurance premium rates.

Income before income taxes in 2008 decreased $20.7 million from 2007, of which $11.1 million was primarily attributable to a historically high amount of gains from the sales of books of business (customer accounts) in 2007. The remaining decrease of $9.6 million was due to reduced profit sharing contingent commissions and to reduced earnings from core commissions and fees, offset by earnings from acquisitions.

The Retail Division's total revenues in 2007 increased $44.4 million to $562.4 million, an 8.6% increase over 2006. Of this increase, approximately $34.1 million was attributable to the net growth in core commissions and fees, however, $44.4 million was from acquisitions for which there were no comparable revenues in 2006; and therefore, $10.3 million was lost on a "same-store sales" basis resulting in a negative internal growth rate of 2.1%. Most of the negative internal growth resulted from continued competitive insurance pricing in the western United States. However, some of the most competitive pricing in the second half of 2007 year occurred in Florida.

Income before income taxes in 2007 increased $13.6 million from 2006, of which $13.7 million was from a historically high amount of gains from sales of books of business (customer accounts). Even though the sales of customer accounts were higher than normal during 2007, we do not believe that this is indicative of a future trend. The remaining decrease was due to the reduced earnings from core commissions and fees, which were partially offset by earnings from acquisitions.

WHOLESALE BROKERAGE DIVISION

The Wholesale Brokerage Division markets and sells excess and surplus commercial and personal lines insurance and reinsurance, primarily through independent agents and brokers. Like the Retail and National Programs Divisions, the Wholesale Brokerage Division's revenues are primarily commission-based.

Financial information relating to our Wholesale Brokerage Division is as follows (in thousands, except percentages):

	2008	Percent Change	2007	Percent Change	2006
REVENUES					
Core commissions and fees	**$ 150,048**	**(4.4)%**	$ 156,978	3.8 %	$ 151,278
Profit-sharing contingent commissions	**18,538**	**1.2 %**	18,311	129.2 %	7,990
Investment income	**1,414**	**(51.7)%**	2,927	(27.1)%	4,017
Other income, net	**645**	**(11.2)%**	726	NMF %	61
Total revenues	**170,645**	**(4.6)%**	178,942	9.5 %	163,346
EXPENSES					
Employee compensation and benefits	**87,297**	**(0.2)%**	87,500	11.5 %	78,459
Non-cash stock-based compensation	**810**	**2.4 %**	791	52.4 %	519
Other operating expenses	**33,815**	**7.3 %**	31,522	10.3 %	28,582
Amortization	**10,205**	**10.5 %**	9,237	14.2 %	8,087
Depreciation	**2,892**	**6.5 %**	2,715	30.8 %	2,075
Interest	**18,033**	**(6.0)%**	19,188	2.3 %	18,759
Total expenses	**153,052**	**1.4 %**	150,953	10.6 %	136,481
Income before income taxes	**$ 17,593**	**(37.1)%**	$ 27,989	4.2 %	$ 26,865
Net internal growth rate — core commissions and fees	**(14.6)%**		(6.3)%		3.9 %
Employee compensation and benefits ratio	**51.2 %**		48.9 %		48.0 %
Other operating expenses ratio	**19.8 %**		17.6 %		17.5 %
Capital expenditures	**$ 4,794**		$ 2,835		$ 2,085
Total assets at December 31	**$ 618,662**		$ 640,931		$ 618,374

The Wholesale Brokerage Division's total revenues in 2008 decreased $8.3 million from 2007, of which $6.9 million was attributable to the reduction in core commissions and fees revenues and $1.5 million was attributable to the reduction in investment income. Of the net decrease in core commissions and fees of $6.9 million, approximately $16.2 million related to core commissions and fees revenues from acquisitions for which there were no comparable revenues in 2007. The net internal growth rate for core commissions and fees revenues in 2008 was (14.6)% or $22.9 million less in revenues than in 2007, excluding core commissions and fees revenue recognized in 2008 from new acquisitions. The negative internal growth rate for the Division was the result of lost revenues from nearly every one of our Wholesale Brokerage operations, including our reinsurance intermediary, Axiom Re. In the competitive soft market of 2008, not only did insurance premium rates continue to drop, but standard admitted insurance carriers, continued to pursue accounts in classes of business that would have been forced to go to excess and surplus lines market via wholesale brokers because coverage would not have been available in the standard admitted markets. Additionally, our Florida-based wholesale brokerage operations lost $3.3 million of revenue in 2008 as a result of the continued competitive rate environment created primarily by Citizens. In 2009, if the standard insurance carriers begin to restrict their appetite for the more non-standard type of insurance risk, some of that business may begin to flow back into the excess and surplus lines marketplace via our wholesale brokers. If this were to happen, it would probably not occur before the second half of 2009.

Income before income taxes in 2008 decreased $10.4 million to $17.6 million, a 37.1% decrease from 2007. This decrease is due primarily to net lost business, lower investment income and an increase in other operating expenses, primarily from data processing, bad debts, rent and telephone expenses.

Total revenues in 2007 increased $15.6 million over 2006, of which $10.3 million was from increased profit-sharing contingent commissions and $5.7 million from core commissions and fees. Profit-sharing contingent commissions increased as a result of higher insurance company profitability resulting from increased premium rates during 2006 as well as new profit-sharing contingent commissions received by operations acquired in 2006. Of the net increase in core commissions and fees of $5.7 million, approximately $15.2 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenue in 2006. The Wholesale Brokerage Division's net internal growth rate for core commissions and fees revenue in 2007 was (6.3)% or $9.5 million less in revenue than in 2006, excluding core commissions and fees revenue recognized in 2007 from new acquisitions. The negative internal growth rate for the Wholesale Brokerage Division was primarily the result of the continuation of lost revenues from the same wholesale operations that had the most significant loss of revenues in 2006. One of those operations, which focuses on home-building construction accounts in the western United States, lost $6.2 million as a result of the continued slow-down in economic activity in that region during the year, in combination with lower insurance premium rates. The other significantly affected operation was our Florida-based wholesale brokerage subsidiary, of Hull & Company, which lost $5.8 million of revenue in 2007 as a result of the competitive rate environment created by Citizens. Conversely, the revenues generated by our binding authority operations and our reinsurance intermediary, Axiom Re, increased in 2007.

Income before income taxes in 2007 increased $1.1 million to $28.0 million, a 4.2% increase over 2006. This increase is attributable in part to the fact that the 2007 loss from our reinsurance intermediary was $2.1 million less than in 2006, and to higher earnings generated by our binding authority operations, mainly in the form of higher profit-sharing contingent commissions. Offsetting these increases, our operation that focuses on home-building construction accounts in the western region of the United States earned $2.9 million less income before income taxes than it earned in 2006, due principally to the reduction in revenues mentioned above.

NATIONAL PROGRAMS DIVISION

The National Programs Division is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents; and Special Programs, which markets targeted products and services designated for specific industries, trade groups, public and quasi-public entities and market niches. Like the Retail Division and the Wholesale Brokerage Division, the National Programs Division's revenues are primarily commission-based.

Financial information relating to our National Programs Division is as follows (in thousands, except percentages):

	2008	Percent Change	2007	Percent Change	2006
REVENUES					
Core commissions and fees	**$ 165,933**	**9.8 %**	$ 151,095	(1.9)%	$ 154,008
Profit-sharing contingent commissions	**11,997**	**102.9 %**	5,913	97.9 %	2,988
Investment income	**327**	**(36.3)%**	513	18.8 %	432
Other income, net	**29**	**7.4 %**	27	35.0 %	20
Total revenues	**178,286**	**13.2 %**	157,548	0.1 %	157,448
EXPENSES					
Employee compensation and benefits	**68,116**	**8.5 %**	62,755	3.4 %	60,692
Non-cash stock-based compensation	**800**	**(0.1)%**	801	53.2 %	523
Other operating expenses	**26,761**	**6.7 %**	25,084	(3.6)%	26,014
Amortization	**9,098**	**0.7 %**	9,039	3.7 %	8,718
Depreciation	**2,693**	**(2.3)%**	2,757	15.5 %	2,387
Interest	**7,531**	**(24.5)%**	9,977	(5.5)%	10,554
Total expenses	**114,999**	**4.2 %**	110,413	1.4 %	108,888
Income before income taxes	**$ 63,287**	**34.3 %**	$ 47,135	(2.9)%	$ 48,560
Net internal growth rate — core commissions and fees	**9.5 %**		(5.6)%		8.9 %
Employee compensation and benefits ratio	**38.2 %**		39.8 %		38.5 %
Other operating expenses ratio	**15.0 %**		15.9 %		16.5 %
Capital expenditures	**$ 2,867**		$ 1,831		$ 3,750
Total assets at December 31	**$ 607,599**		$ 570,295		$ 544,272

The National Programs Division's total revenues in 2008 increased $20.7 million to $178.3 million, a 13.2% increase over 2007. Profit-sharing contingent commissions in 2008 increased $6.1 million from 2007, primarily due to the improved profitability of the insurance carriers during calendar year 2007. Of the $14.8 million increase in core commissions and fees revenues, only approximately $0.7 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2007. The National Programs Division's net internal growth rate for core commissions and fees revenue was 9.5%, excluding core commissions and fees revenues recognized in 2008 from new acquisitions. The majority of the internally generated growth in the 2008 core commissions and fees revenues was primarily related to $14.8 million of net new business written in our Proctor Financial subsidiary that provides lender-placed insurance. Additionally, our professional liability programs generated net new business of approximately $1.6 million, our condominium program at Florida Intracoastal Underwriters ("FIU") was flat and our public entity business lost approximately $1.6 million of core commissions and fees revenues, mainly due to premium rate reductions.

Income before income taxes in 2008 increased $16.2 million to $63.3 million, a 34.3% increase over 2007. Most of this increase is attributable to increased profit-sharing contingent commissions and the net new business generated by our subsidiary that specializes in lender-placed insurance.

Total revenues in 2007 were essentially flat compared with 2006 due to the netting of different programs, some of which had very good growth and another of which lost nearly half of its revenues in 2007. Approximately $5.8 million related to core commissions and fees revenues from acquisitions for which there were no comparable revenues in 2006. The National Programs Division's net internal growth rate for core commissions and fees revenues was (5.6)% representing $8.7 million of lost revenues, excluding core commissions and fees revenues recognized in 2007 and attributable to new acquisitions. As previously discussed, when Citizens began to compete aggressively in Florida on January 1, 2007, it had a significant impact on the condominium program administered by our FIU subsidiary. In 2007, FIU lost $13.4 million of the $27.2 million of total core commissions and fees that it had earned in 2006. Most of our other programs, including our lawyers and dental professional liability programs, our public entity business, our sports and entertainment programs and our operation that provides lender-placed insurance, had positive internal growth.

Income before income taxes in 2007 decreased only $1.4 million from 2006. However, excluding the $3.0 million portion of the $5.8 million paid to the State of Florida regulatory authorities and other parties in 2006 that was allocated to National Programs, the net decrease was $4.4 million. Of that decrease, $10.7 million was attributable to FIU; this amount was somewhat offset by increased earnings from 2007 acquisitions and from the programs that experienced positive internal growth in 2007.

SERVICES DIVISION

The Services Division provides insurance-related services, including third-party claims administration ("TPA") and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Unlike our other segments, approximately 98.9% of the Services Division's 2008 commissions and fees revenue is generated from fees, which are not significantly affected by fluctuations in general insurance premiums.

Financial information relating to our Services Division is as follows (in thousands, except percentages):

	2008	Percent Change	2007	Percent Change	2006
REVENUES					
Core commissions and fees	**$32,137**	**(9.5)%**	$35,505	9.0 %	$32,561
Profit-sharing contingent commissions	**—**	**—**	—	—	—
Investment income	**13**	**(58.1)%**	31	(31.1)%	45
Other (loss) income net	**(6)**	**(95.8)%**	(144)	(100.0)%	—
Total revenues	**32,144**	**(9.2)%**	35,392	8.5 %	32,606
EXPENSES					
Employee compensation and benefits	**18,293**	**(5.8)%**	19,416	7.0 %	18,147
Non-cash stock-based compensation	**140**	**0.7%**	139	17.8 %	118
Other operating expenses	**4,924**	**(9.9)%**	5,467	8.0 %	5,062
Amortization	**462**	**—**	462	34.7 %	343
Depreciation	**421**	**(21.2)%**	534	0.2 %	533
Interest	**751**	**4.5 %**	719	63.4 %	440
Total expenses	**24,991**	**(6.5)%**	26,737	8.5 %	24,643
Income before income taxes	**$ 7,153**	**(17.4)%**	$ 8,655	8.7 %	$ 7,963
Net internal growth rate — core commissions and fees	**(9.5)%**		1.9%		5.6%
Employee compensation and benefits ratio	**56.9 %**		54.9%		55.7%
Other operating expenses ratio	**15.3 %**		15.4%		15.5%
Capital expenditures	**$ 301**		$ 318		$ 588
Total assets at December 31	**$45,360**		$41,233		$32,554

The Services Division's total revenues in 2008 decreased $3.2 million from 2007. Of this decrease, $4.2 million related to a loss of business beginning in September 2007 when one of our largest clients transferred the bulk of its claims-paying services in-house, which resulted in a revenue reduction of approximately $400,000 per month through August 2008. Partially offsetting this decrease in revenues was $1.0 million of net new business growth generated by our Medicare Secondary Payer statute compliance-related services.

Income before income taxes in 2008 decreased $1.5 million from 2007, primarily due to the loss of $4.2 million of workers' compensation claims business, which was partially offset by the transfer of approximately $2.3 million of the related ongoing annual claims-paying costs.

Total revenues in 2007 increased $2.8 million over 2006, of which approximately $2.3 million related to core commissions and fees revenues from an acquisition for which there were no comparable revenues in 2006. The Services Division's net internal growth rate for core commissions and fees revenues was 1.9% in 2007, excluding the 2006 core commissions and fees revenues from acquisitions and divested business. The positive net internal growth rates from core commissions and fees revenues primarily reflect the net new business growth from our subsidiary that specializes in Medicare Secondary Payer statute compliance-related services. The commissions and fees generated by our workers' compensation and public and quasi-public entity TPA business were essentially flat in 2007 compared with 2006.

Income before income taxes in 2007 increased $0.7 million over 2006, primarily due to strong net new business growth in our subsidiary that specializes in Medicare Secondary Payer statute compliance-related services.

OTHER

As discussed in Note 16 of the Notes to Consolidated Financial Statements, the "Other" column in the Segment Information table includes any income and expenses not allocated to reportable segments, and corporate-related items, including the inter-company interest expense charges to reporting segments. During 2007 we sold all of our shares of Rock-Tenn Company and recorded a total gain of $18.7 million.

Liquidity and Capital Resources

Our cash and cash equivalents of $78.6 million at December 31, 2008 reflected an increase of $40.3 million from the $38.2 million balance at December 31, 2007. During 2008, $341.8 million of cash was provided from operating activities. Also during this period, $263.4 million of cash was used for acquisitions, $14.1 million was used for additions to fixed assets, $20.3 million was used for payments on long-term debt and $40.2 million was used for payment of dividends.

Our cash and cash equivalents of $38.2 million at December 31, 2007 reflected a decrease of $50.2 million from the $88.5 million balance at December 31, 2006. During 2007, $215.3 million of cash was provided from operating activities. Also during this period, $212.3 million of cash was used for acquisitions, $30.6 million was used for additions to fixed assets, $29.1 million was used for payments on long-term debt and $35.1 million was used for payment of dividends.

Our cash and cash equivalents of $88.5 million at December 31, 2006 reflected a decrease of $12.1 million from the $100.6 million balance at December 31, 2005. During 2006, $225.2 million of cash was provided from operating activities. Also during this period, $143.7 million of cash was used for acquisitions, $15.0 million was used for additions to fixed assets, $87.4 million was used for payments on long-term debt and $29.3 million was used for payment of dividends.

Our ratio of current assets to current liabilities (the "current ratio") was 1.00 and 1.06 at December 31, 2008 and 2007, respectively.

CONTRACTUAL CASH OBLIGATIONS

As of December 31, 2008, our contractual cash obligations were as follows:

(in thousands)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	**$259,750**	$ 6,134	$103,616	$ —	$150,000
Capital lease obligations	**28**	28	—	—	—
Other long-term liabilities	**11,437**	9,189	363	473	1,412
Operating leases	**97,721**	26,606	39,155	19,341	12,619
Interest obligations	**68,205**	14,408	27,219	17,675	8,903
Unrecognized tax benefits	**611**	—	611	—	—
Maximum future acquisition contingency payments	**211,919**	66,611	141,225	4,083	—
Total contractual cash obligations	**$649,671**	$122,976	$312,189	$41,572	$172,934

DEBT

In July 2004, the Company completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: Series A, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and Series B, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. Brown & Brown has used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2008 and 2007, there was an outstanding balance of $200.0 million on the Notes.

On December 22, 2006, the Company entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser also purchased Notes issued by the Company in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed ten (10) years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per annum. On February 1, 2008, $25.0 million in Series D Senior Notes due January 15, 2015, with a fixed interest rate of 5.37% per annum were issued. As of December 31, 2008 there was an outstanding balance of $50.0 million under the Master Agreement.

On June 12, 2008, the Company entered into an Amended and Restated Revolving Loan Agreement (the "Loan Agreement") with a national banking institution that was dated as of June 3, 2008, amending and restating the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), in order to increase the lending commitment to

$50.0 million (subject to potential increases up to $100.0 million) and to extend the maturity date from December 20, 2011 to June 3, 2013. The Revolving Agreement initially provided for a revolving credit facility in the maximum principal amount of $75.0 million. After a series of amendments that provided covenant exceptions for the notes issued or to be issued under the Master Agreement and relaxed or deleted certain other covenants, the maximum principal amount was reduced to $20.0 million. The calculation of interest and fees is generally based on the Company's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization, and non-cash stock-based compensation. Interest is charged at a rate equal to 0.50% to 1.00% above the London Interbank Offering Rate ("LIBOR") or 1.00% below the base rate, each as more fully defined in the Loan Agreement. Fees include an upfront fee, an availability fee of 0.10% to 0.20%, and a letter of credit usage fee of 0.50% to 1.00%. The Loan Agreement contains various covenants, limitations, and events of default customary for similar facilities for similar borrowers. The 90-day LIBOR was 1.425% and 4.70% as of December 31, 2008 and 2007, respectively. There were no borrowings against this facility at December 31, 2008 or 2007.

In January 2001, Brown & Brown entered into a $90.0 million unsecured seven-year Term Agreement with a national banking institution, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock-based compensation. The 90-day LIBOR was 4.70% as of December 31, 2007. The loan was fully funded on January 3, 2001 and was to be repaid in equal quarterly installments of $3,200,000 through December 2007. As of December 31, 2007 the outstanding balance had been paid in full.

All four of these credit agreements require, or required, Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2008 and 2007.

Neither we nor our subsidiaries has ever incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments or structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts.

We believe that our existing cash, cash equivalents, short-term investment portfolio and funds generated from operations, together with our Master Agreement and the Loan Agreement described above, will be sufficient to satisfy our normal liquidity needs through at least the end of 2009. Additionally, we believe that funds generated from future operations will be sufficient to satisfy our normal liquidity needs, including the required annual principal payments on our long-term debt.

Historically, much of our cash has been used for acquisitions. If additional acquisition opportunities should become available that exceed our current cash flow, we believe that given our relatively low debt-to-total-capitalization ratio, we would have the ability to raise additional capital through either the private or public debt markets.

CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of our assets and liabilities, which values are not readily apparent from other sources. Actual results may differ from these estimates.

We believe that, of our significant accounting policies (see "Note 1—Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements), the following critical accounting policies may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

Commission revenues are recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and we can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Management determines the policy cancellation reserve based upon historical cancellation experience adjusted in accordance with known circumstances. Subsequent commission adjustments are recognized upon our receipt of notification concerning matters necessitating such adjustments from the insurance companies. Profit-sharing contingent commissions are recognized when determinable, which is when such commissions are received from insurance companies, or when we receive formal notification of the amount of such payments. Fee revenues are recognized as services are rendered.

BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATIONS

We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer accounts, non-compete agreements, and the excess of purchase prices over the fair value of identifiable net assets acquired (Goodwill). The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," all of our business combinations initiated after June 30, 2001 have been accounted for using the purchase method. In connection with these acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and non-compete agreements. Purchased customer accounts include the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals. However, they primarily represent the present value of the underlying cash flows expected to be received over the estimated future renewal periods of the insurance policies comprising those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Non-compete agreements are valued based on their duration and any unique features of particular agreements. Purchased customer accounts and non-compete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is no longer amortized, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

INTANGIBLE ASSETS IMPAIRMENT

Effective January 1, 2002, we adopted SFAS No. 142, which requires that goodwill be subject to at least an annual assessment for impairment by applying a fair-value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based on an estimate of the undiscounted future cash flows resulting from the use of the asset. SFAS No. 142 requires us to compare the fair value of each reporting unit with its carrying value to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization ("EBITDA") and the related discounted cash flows.

Management assesses the recoverability of our goodwill on an annual basis, and assesses the recoverability of our amortizable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in our stock price for a sustained period; and (iv) significant decline in our market capitalization. If the recoverability of these assets is unlikely because of the existence of one or more of the above-referenced factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to revise the assessment and, if appropriate, record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2008 and identified no impairment as a result of the evaluation.

NON-CASH STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards (previously referred to as "restricted stock") to its employees. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), for its stock-based compensation plans. Among other things, SFAS 123R requires that compensation expense for all share-based awards be recognized in the financial statements based upon the grant-date fair value of those awards.

LITIGATION CLAIMS

We are subject to numerous litigation claims that arise in the ordinary course of business. In accordance with SFAS No. 5, "Accounting for Contingencies," if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying Consolidated Balance Sheets. Professional fees related to these claims are included in other operating expenses in the accompanying Consolidated Statements of Income. Management, with the assistance of in-house and outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss based upon analysis of individual issues. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and affect our net income.

DERIVATIVE INSTRUMENTS

In 2002, we entered into one derivative financial instrument — an interest rate exchange agreement, or "swap" — to manage the exposure to fluctuations in interest rates on our $90 million variable rate debt. As of December 31, 2006, we maintained this swap agreement, whereby we paid a fixed rate on the notional amount to a bank and the bank paid us a variable rate on the notional amount equal to a base London InterBank Offering Rate ("LIBOR"). We assessed this derivative as a highly effective cash flow hedge, and accordingly, changes in the fair market value of the swap were reflected in other comprehensive income. The fair market value of this instrument was determined by quotes obtained from the related counter-parties in combination with a valuation model utilizing discounted cash flows. The valuation of this derivative instrument was a significant estimate that was largely affected by changes in interest rates. As of December 31, 2007 this interest rate swap agreement expired in conjunction with the final payment on the related $90 million variable rate debt.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the effects of the adoption of new accounting standards.

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended December 31, 2008	2007	2006
REVENUES			
Commissions and fees	**$965,983**	$914,650	$864,663
Investment income	**6,079**	30,494	11,479
Other income, net	**5,492**	14,523	1,862
Total revenues	**977,554**	959,667	878,004
EXPENSES			
Employee compensation and benefits	**485,783**	444,101	404,891
Non-cash stock-based compensation	**7,314**	5,667	5,416
Other operating expenses	**137,352**	131,371	126,492
Amortization	**46,631**	40,436	36,498
Depreciation	**13,286**	12,763	11,309
Interest	**14,690**	13,802	13,357
Total expenses	**705,056**	648,140	597,963
Income before income taxes	**272,498**	311,527	280,041
Income taxes	**106,374**	120,568	107,691
Net income	**$166,124**	$190,959	$172,350
Net income per share:			
Basic	**$ 1.18**	$ 1.36	$ 1.23
Diluted	**$ 1.17**	$ 1.35	$ 1.22
Weighted average number of shares outstanding:			
Basic	**140,992**	140,476	139,634
Diluted	**141,558**	141,257	141,020
Dividends declared per share	**$ 0.285**	$ 0.25	$ 0.21

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except per share data)	At December 31, 2008	2007
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 78,557**	$ 38,234
Restricted cash and investments	**144,750**	254,404
Short-term investments	**7,511**	2,892
Premiums, commissions and fees receivable	**244,515**	240,680
Deferred income taxes	**14,171**	17,208
Other current assets	**33,528**	33,964
Total current assets	**523,032**	587,382
Fixed assets, net	**63,520**	62,327
Goodwill	**1,023,372**	846,433
Amortizable intangible assets, net	**495,627**	443,224
Other assets	**14,029**	21,293
Total assets	**$2,119,580**	$1,960,659
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Premiums payable to insurance companies	**$ 357,707**	$ 394,034
Premium deposits and credits due customers	**43,577**	41,211
Accounts payable	**18,872**	18,760
Accrued expenses	**96,325**	90,599
Current portion of long-term debt	**6,162**	11,519
Total current liabilities	**522,643**	556,123
Long-term debt	**253,616**	227,707
Deferred income taxes, net	**90,143**	65,736
Other liabilities	**11,437**	13,635
Commitments and contingencies (Note 13)		
Shareholders' Equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 141,544 at 2008 and 140,673 at 2007	**14,154**	14,067
Additional paid-in capital	**250,167**	231,888
Retained earnings	**977,407**	851,490
Accumulated other comprehensive income, net of related income tax effect of $8 at 2008 and $8 at 2007	**13**	13
Total shareholders' equity	**1,241,741**	1,097,458
Total liabilities and shareholders' equity	**$2,119,580**	$1,960,659

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common Stock					
(in thousands, except per share data)	Shares Outstanding	Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2006	139,383	$ 13,938	$ 193,313	$ 552,647	$ 4,446	$ 764,344
Net income				172,350		172,350
Net unrealized holding gain on available-for-sale securities					4,697	4,697
Net gain on cash-flow hedging derivative					1	1
Comprehensive income						177,048
Common stock issued for employee stock benefit plans	624	62	16,372			16,434
Income tax benefit from exercise of stock options			604			604
Common stock issued to directors	9	2	254			256
Cash dividends paid ($0.21 per share)				(29,341)		(29,341)
Balance at December 31, 2006	140,016	14,002	210,543	695,656	9,144	929,345
Net income				190,959		190,959
Net unrealized holding gain on available-for-sale securities less amounts realized from sales in the current year					(9,093)	(9,093)
Net loss on cash-flow hedging derivative					(38)	(38)
Comprehensive income						181,828
Common stock issued for employee stock benefit plans	647	64	16,495			16,559
Income tax benefit from exercise of stock options			4,564			4,564
Common stock issued to directors	10	1	286			287
Cash dividends paid ($0.25 per share)				(35,125)		(35,125)
Balance at December 31, 2007	140,673	14,067	231,888	851,490	13	$ 1,097,458
Net income and comprehensive income				166,124		166,124
Common stock issued for employee stock benefit plans	856	86	17,823			17,909
Income tax benefit from exercise of stock options			138			138
Common stock issued to directors	15	1	318			319
Cash dividends paid ($0.285 per share)				(40,207)		(40,207)
Balance at December 31, 2008	**141,544**	**$14,154**	**$250,167**	**$977,407**	**$ 13**	**$1,241,741**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
(in thousands)	**2008**	2007	2006
Cash flows from operating activities:			
Net income	**$ 166,124**	$ 190,959	$ 172,350
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	**46,631**	40,436	36,498
Depreciation	**13,286**	12,763	11,309
Non-cash stock-based compensation	**7,314**	5,667	5,416
Deferred income taxes	**25,713**	325	11,480
Net gain on sales of investments, fixed assets and customer accounts	**(1,071)**	(30,944)	(781)
Changes in operating assets and liabilities, net of effect from acquisitions and divestitures:			
Restricted cash and investments decrease (increase)	**109,654**	(12,217)	(12,315)
Premiums, commissions and fees receivable decrease (increase)	**3,169**	45,059	(23,564)
Other assets decrease (increase)	**12,359**	6,357	(6,301)
Premiums payable to insurance companies (decrease) increase	**(40,045)**	(53,119)	27,314
Premium deposits and credits due customers increase (decrease)	**2,259**	6,723	(754)
Accounts payable (decrease) increase	**(5,992)**	533	(3,561)
Accrued expenses increase	**4,099**	2,913	8,441
Other liabilities (decrease)	**(1,747)**	(115)	(318)
Net cash provided by operating activities	**341,753**	215,340	225,214
Cash flows from investing activities:			
Additions to fixed assets	**(14,115)**	(30,643)	(14,979)
Payments for businesses acquired, net of cash acquired	**(263,400)**	(212,303)	(143,737)
Proceeds from sales of fixed assets and customer accounts	**4,600**	6,713	1,399
Purchases of investments	**(13,774)**	(2,695)	(211)
Proceeds from sales of investments	**9,756**	21,715	119
Net cash used in investing activities	**(276,933)**	(217,213)	(157,409)
Cash flows from financing activities:			
Proceeds from long-term debt	**25,000**	—	25,000
Payments on long-term debt	**(20,342)**	(29,142)	(87,432)
Borrowings on revolving credit facility	**2,180**	26,320	40,000
Payments on revolving credit facility	**(2,180)**	(26,320)	(40,000)
Income tax benefit from exercise of stock options	**138**	4,564	604
Issuances of common stock for employee stock benefit plans	**10,914**	11,320	11,274
Cash dividends paid	**(40,207)**	(35,125)	(29,341)
Net cash used in provided by financing activities	**(24,497)**	(48,383)	(79,895)
Net increase (decrease) in cash and cash equivalents	**40,323**	(50,256)	(12,090)
Cash and cash equivalents at beginning of year	**38,234**	88,490	100,580
Cash and cash equivalents at end of year	**$ 78,557**	$ 38,234	$ 88,490

See accompanying notes to consolidated financial statements.

NOTE 1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS

Brown & Brown, Inc., a Florida corporation, and its subsidiaries (collectively, "Brown & Brown" or the "Company") is a diversified insurance agency, wholesale brokerage, insurance programs and services organization that markets and sells to its customers insurance products and services, primarily in the property and casualty area. Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public entity, professional and individual customers; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers; the National Programs Division, which is composed of two units — Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities and market niches; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services.

PRINCIPLES OF CONSOLIDATION

The accompanying Consolidated Financial Statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the Consolidated Financial Statements.

REVENUE RECOGNITION

Commission revenue is recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and Brown & Brown can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. The reserve for policy cancellations is based upon historical cancellation experience adjusted based on known circumstances. The policy cancellation reserve was $8,390,000 and $8,339,000 at December 31, 2008 and 2007, respectively, and it is periodically evaluated and adjusted as necessary. Subsequent commission adjustments are recognized upon receipt of notification from the insurance companies. Commission revenues are reported net of commissions paid to sub-brokers or co-brokers. Profit-sharing contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received, or when officially notified of the amount of such commissions. Fee income is recognized as services are rendered.

USE OF ESTIMATES

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased.

RESTRICTED CASH AND INVESTMENTS, AND PREMIUMS, COMMISSIONS AND FEES RECEIVABLE

In its capacity as an insurance agent or broker, Brown & Brown typically collects premiums from insureds and, after deducting its authorized commissions, remits the net premiums to the appropriate insurance company or companies. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by Brown & Brown. Brown & Brown invests these unremitted funds only in cash, money market accounts, tax-free variable-rate demand bonds and commercial paper held for a short term. In certain states in which Brown & Brown operates, the use and investment alternatives for these funds are regulated and restricted by various state laws and agencies. These restricted funds are reported as restricted cash on the Consolidated Balance Sheets. The interest income earned on these unremitted funds is reported as investment income in the Consolidated Statements of Income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to Brown & Brown. Accordingly, as reported in the Consolidated Balance Sheets, "commissions" are receivable from insurance companies. "Fees" are primarily receivables due from customers.

INVESTMENTS

Marketable equity securities held by Brown & Brown have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of related income tax effect, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value below cost that are judged to be other-than-temporary on available-for-sale securities are reflected in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income in the Consolidated Statements of Income.

Non-marketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines.

Net unrealized holding gains on available-for-sale securities included in accumulated other comprehensive income reported in shareholders' equity were $13,000 at December 31, 2008 and 2007, net of deferred income taxes of $8,000 in each year, respectively.

FIXED ASSETS

Fixed assets, including leasehold improvements are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in other income. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from three to 15 years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the term of the related lease.

GOODWILL AND AMORTIZABLE INTANGIBLE ASSETS

The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and amortizable intangible assets is assigned to goodwill. While goodwill is not amortizable, it is subject to at least an annual assessment for impairment by applying a fair value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based on an estimate of the undiscounted future cash flows resulting from the use of the asset. The Company compares the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization ("EBITDA") and the related discounted cash flows. Brown & Brown completed its most recent annual assessment as of November 30, 2008 and identified no impairment as a result of the evaluation.

Amortizable intangible assets are stated at cost, less accumulated amortization, and consist of purchased customer accounts and non-compete agreements. Purchased customer accounts and noncompete agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. Purchased customer accounts primarily consist of records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

The carrying value of intangibles attributable to each region comprising Brown & Brown is periodically reviewed by management to determine if the facts and circumstances suggest they may be impaired. In the insurance agency and wholesale brokerage industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of either their corresponding revenues or EBITDA. Accordingly, Brown & Brown assesses the carrying value of its intangible assets by comparison of a reasonable multiple applied to either corresponding revenues or EBITDA, as well as by considering the estimated future cash flows generated by the corresponding region. Any impairment identified through this assessment may require that the carrying value of related intangible assets be adjusted; however, no impairments have been recorded for the years ended December 31, 2008, 2007 and 2006.

INCOME TAXES

Brown & Brown records income tax expense using the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of Brown & Brown's assets and liabilities.

Brown & Brown files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

NET INCOME PER SHARE

Basic net income per share for a given period is computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the period. Basic net income per share excludes dilution. Diluted net income per share reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted to common stock.

The following table sets forth the computation of basic net income per share and diluted net income per share:

	Year Ended December 31,		
(in thousands, except per share data)	**2008**	2007	2006
Net income	**$166,124**	$190,959	$172,350
Weighted average number of common shares outstanding	**140,992**	140,476	139,634
Dilutive effect of stock options using the treasury stock method	**566**	781	1,386
Weighted average number of shares outstanding	**141,558**	141,257	141,020
Net income per share:			
Basic	**$ 1.18**	$ 1.36	$ 1.23
Diluted	**$ 1.17**	$ 1.35	$ 1.22

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of Brown & Brown's financial assets and liabilities, including cash and cash equivalents, restricted cash and investments, investments, premiums, commissions and fees receivable, premiums payable to insurance companies, premium deposits and credits due customers and accounts payable, at December 31, 2008 and 2007, approximate fair value because of the short-term maturity of these instruments. The carrying amount of Brown & Brown's long-term debt approximates fair value at December 31, 2008 and 2007 since the related coupon rate approximates the current market rate.

STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees, officers and directors. The Company uses the modified-prospective method to account for share-based payments pursuant to Statement of Financial Accounting Standards (SFAS No. 123 (revised in 2004 to SFAS 123(R)), "Share-Based Payment." Under the modified-prospective method, compensation cost is recognized based on the requirements of SFAS 123(R) for all share-based payments granted on or after January 1, 2006 and for all awards granted to employees prior to January 1, 2006 that remain unvested on that date. The Company uses the alternative transition method of Financial Accounting Standards Board ("FASB") Staff Position SFAS 123R-3 to determine the accounting of the income tax effects of payments made related to stock-based compensation.

The Company uses the Black-Scholes valuation model for valuing all stock options and shares purchased under the Employee Stock Purchase Plan (the "ESPP"). Compensation for non-vested stock awards is measured at fair value on the grant-date based upon the number of shares expected to vest. Compensation cost for all awards is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period.

RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a framework for the measurement of assets and liabilities that uses fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever another GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for all interim periods within those fiscal years. The adoption of SFAS 157 did not have any impact on the amounts reported on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company elected not to report any financial assets or liabilities at fair value under SFAS 159 during 2008.

Business Combinations — In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141R"). SFAS 141R requires an acquirer to recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, (with only limited exceptions) upon initially obtaining control of an acquired entity even if the acquirer has not acquired 100% of its target. Additionally, the fair value of contingent consideration arrangements (such as earn-out purchase arrangements) at the acquisition date must be included in the purchase price consideration. Transaction costs are expensed as incurred. SFAS 141R also modifies the recognition of pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. SFAS 141R amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination, either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Adoption is prospective, and early adoption is not permitted. The Company expects to adopt SFAS 141R on January 1, 2009 and it will be applied prospectively to any business acquisitions after that date.

In April 2008, the FASB issues FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This pronouncement requires enhanced disclosures concerning a company's treatment of costs incurred to renew or extend the term of a recognized intangible asset. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of FSP 142-3, but do not expect the adoption to have a material impact on our consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the asset diminished in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We do not expect EITF 08-7 to have a material impact on our consolidated financial statements when effective.

International Accounting Standards — International Financial Reporting Standards ("IFRS") are a set of standards and interpretations adopted by the International Accounting Standards board. The SEC is currently considering a potential IFRS adoption process in the U.S., which could, in the near term, provide domestic issuers with an alternative accounting method and ultimately could replace U.S. GAAP reporting requirements with IFRS reporting requirements. We are currently investigating the implications should we be required to adopt IFRS in the future.

NOTE 2 Business Combinations

ACQUISITIONS IN 2008

During 2008, Brown & Brown acquired the assets and assumed certain liabilities of 43 insurance intermediaries, the stock of two insurance intermediaries and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $278,749,000, including $255,803,000 of net cash payments, the issuance of $8,304,000 in notes payable and the assumption of $14,642,000 of liabilities. These acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and hire high-quality individuals. Acquisition purchase prices are typically based on a multiple of average annual operating profits earned over a one- to three-year period within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price, and any subsequent contingent consideration (earn-out payment) is allocated to goodwill. Acquisitions are initially recorded at preliminary fair values. Subsequently, the Company completes the final fair value allocations, and any adjustments to assets or liabilities acquired are recorded in the current period.

These acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2008 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Purchase Price
LDP Consulting Group, Inc.	Retail	January 24	$ 39,241	$ —	$ 39,241
Powers & Effler Insurance Brokers	Retail	April 1	25,036	—	25,036
HBA Insurance Group, Inc.	Retail	June 1	48,306	2,000	50,306
Fullerton & Company, Inc.	Retail	August 1	17,552	—	17,552
Other	Various	Various	125,668	6,304	131,972
Total			**$255,803**	**$8,304**	**$264,107**

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	LDP	Powers	HBA	Fullerton	Other	Total
Fiduciary cash	$ 173	$ —	$ —	$ 1,541	$ —	$ 1,714
Other current assets	1,121	75	1,439	1,813	3,113	7,561
Fixed assets	19	353	652	141	686	1,851
Goodwill	25,958	19,071	32,507	14,666	72,742	164,944
Purchased customer accounts	17,124	5,701	15,931	5,105	57,076	100,937
Non-compete agreements	55	11	141	80	787	1,074
Other assets	11	—	32	609	16	668
Total assets acquired	44,461	25,211	50,702	23,955	134,420	278,749
Other current liabilities	(5,220)	(175)	(396)	(4,672)	(2,448)	(12,911)
Deferred income taxes	—	—	—	(1,731)	—	(1,731)
Total liabilities assumed	(5,220)	(175)	(396)	(6,403)	(2,448)	(14,642)
Net assets acquired	**$39,241**	**$25,036**	**$50,306**	**$17,552**	**$131,972**	**$264,107**

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts are 15.0 years and noncompete agreements are 5.0 years.

Goodwill of $164,944,000, of which $150,705,000 is expected to be deductible for income tax purposes, was assigned to the Retail, Wholesale Brokerage, National Programs and Services Divisions in the amounts of $161,084,000, $3,540,000, $320,000 and zero, respectively.

The results of operations for the acquisitions completed during 2008 have been combined with those of the Company since their respective acquisition dates. If the acquisitions had occurred as of the beginning of each period, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

	For the Year Ended December 31,	
(in thousands, except per share data)	2008	2007
(UNAUDITED)		
Total revenues	**$1,030,995**	$1,080,928
Income before income taxes	**$ 290,542**	$ 351,952
Net income	**$ 177,124**	$ 215,740
Net income per share:		
Basic	**$ 1.26**	$ 1.54
Diluted	**$ 1.25**	$ 1.53
Weighted average number of shares outstanding:		
Basic	**140,992**	140,476
Diluted	**141,558**	141,257

Additional contingent consideration paid to sellers as a result of purchase price earn-out provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by the Company in 2008 as a result of these adjustments totaled $15,748,000, of which $15,667,000 was allocated to goodwill, $30,000 to non-compete agreements and $51,000 to net liabilities that were forgiven. Of the $15,748,000 net additional consideration paid, $9,310,000 was paid in cash and $6,438,000 was issued in notes payable. As of December 31, 2008, the maximum future contingency payments related to acquisitions totaled $211,919,000.

ACQUISITIONS IN 2007

During 2007, Brown & Brown acquired the assets and assumed certain liabilities of 38 insurance intermediaries, the stock of three insurance intermediaries and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $241,437,000, including $207,934,000 of net cash payments, the issuance of $13,001,000 in notes payable and the assumption of $20,502,000 of liabilities. Substantially all of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and obtain the services of quality individuals. Acquisition purchase prices are typically based on a multiple of average annual operating profits earned over a one- to three-year period within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price, and any subsequent earn-out payment is allocated to intangible assets. Acquisitions are initially recorded at preliminary fair values. Subsequently, the Company completes the final fair value allocations and any adjustments to assets or liabilities acquired are recorded in the current period.

These acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2007 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Purchase Price
ALCOS, Inc	Retail	March 1	$ 30,916	$ 3,563	$ 34,479
Grinspec, Inc.	Retail	April 1	31,952	—	31,952
Sobel Affilates Inc.	Retail	April 1	33,057	—	33,057
The Combined Group, Inc, et al	Wholesale Brokerage	August 1	24,059	—	24,059
Evergreen Re, Incorporated	Wholesale Brokerage	December 1	11,021	2,000	13,021
Other	Various	Various	76,929	7,438	84,367
Total			$207,934	$13,001	$220,935

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	ALCOS	Grinspec	Sobel	Combined	Evergreen	Other	Total
Fiduciary cash	$ 627	$ —	$ —	$ 2,686	$ —	$ 716	$ 4,029
Other current assets	1,224	669	286	—	—	1,310	3,489
Fixed assets	720	—	50	212	40	649	1,671
Goodwill	26,873	19,248	19,663	12,730	8,456	56,336	143,306
Purchased customer accounts	10,046	12,498	13,129	11,051	4,494	36,882	88,100
Non-compete agreements	130	—	31	66	31	459	717
Other assets	115	—	—	—	—	10	125
Total assets acquired	39,735	32,415	33,159	26,745	13,021	96,362	241,437
Other current liabilities	(2,173)	(463)	(102)	(1,383)	—	(11,246)	(15,367)
Deferred income taxes	(3,083)	—	—	—	—	(749)	(3,832)
Other liabilities	—	—	—	(1,303)	—	—	(1,303)
Total liabilities assumed	(5,256)	(463)	(102)	(2,686)	—	(11,995)	(20,502)
Net assets acquired	$34,479	$31,952	$33,057	$24,059	$13,021	$ 84,367	$220,935

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts are 15.0 years; and noncompete agreements are 4.8 years.

Goodwill of $143,306,000, of which $113,462,000 is expected to be deductible for income tax purposes, was assigned to the Retail, Wholesale Brokerage, National Programs and Service Divisions in the amounts of $116,566,000, $25,810,000, $483,000 and $447,000, respectively.

The results of operations for the acquisitions completed during 2007 have been combined with those of the Company since their respective acquisitions dates. If the acquisitions had occurred as of January 1, the Company's results of operations would be as shown in the following table. These unaudited pro-forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods:

	Year Ended December 31,	
(in thousands, except per share data)	2007	2006
(UNAUDITED)		
Total revenues	$1,017,711	$991,673
Income before income taxes	$ 330,525	$315,223
Net income	$ 202,605	$194,001
Net income per share:		
Basic	$ 1.44	$ 1.39
Diluted	$ 1.43	$ 1.38
Weighted average number of shares outstanding:		
Basic	140,476	139,634
Diluted	141,257	141,020

Additional consideration paid to sellers as a result of purchase price earn-out provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by the Company in 2007 as a result of these adjustments totaled $18,995,000, of which $18,947,000 was allocated to goodwill and $48,000 to non-compete agreements. Of the $18,995,000 net additional consideration paid, $8,397,000 was paid in cash, $10,896,000 was issued in notes payable and $298,000 of net liabilities was forgiven. As of December 31, 2007, the maximum future contingency payments related to acquisitions totaled $226,206,000.

NOTE 3 Goodwill

The changes in goodwill for the years ended December 31, are as follows:

(in thousands)	Retail	Wholesale Brokerage	National Programs	Service	Total
Balance as of January 1, 2007	$ 329,504	$ 209,865	$ 142,329	$ 2,823	$ 684,521
Goodwill of acquired businesses	124,322	32,865	4,619	447	162,253
Goodwill disposed of relating to sales of businesses	(341)	—	—	—	(341)
Balance as of December 31, 2007	$ 453,485	$ 242,730	$ 146,948	$ 3,270	$ 846,433
Goodwill of acquired businesses	170,722	3,539	350	6,000	180,611
Goodwill disposed of relating to sales of businesses	(3,619)	(53)	—	—	(3,672)
Balance as of December 31, 2008	**$620,588**	**$246,216**	**$147,298**	**$9,270**	**$1,023,372**

NOTE 4 Amortizable Intangible Assets

Amortizable intangible assets at December 31 consisted of the following:

	2008				2007			
(in thousands)	**Gross Carrying Value**	**Accumulated Amortization**	**Net Carrying Value**	**Weighted Average Life (years)**	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (years)
Purchased customer accounts	**$724,953**	**$(231,748)**	**$493,205**	**14.9**	$628,123	$(187,543)	$440,580	14.9
Non-compete agreements	**24,455**	**(22,033)**	**2,422**	**7.3**	25,858	(23,214)	2,644	7.7
Total	**$749,408**	**$(253,781)**	**$495,627**		$653,981	$(210,757)	$443,224	

Amortization expense recorded for other amortizable intangible assets for the years ended December 31, 2008, 2007 and 2006 was $46,631,000, $40,436,000 and $36,498,000, respectively.

Amortization expense for other amortizable intangible assets for the years ending December 31, 2009, 2010, 2011, 2012 and 2013 is estimated to be $48,739,000, $48,053,000, $46,627,000, $46,011,000, and $45,110,000, respectively.

NOTE 5 Investments

Investments at December 31 consisted of the following:

(in thousands)	**2008 Carrying Value**		2007 Carrying Value	
	Current	**Non-Current**	Current	Non-Current
Available-for-sale marketable equity securities	**$ 46**	**$ —**	$ 46	$ —
Non-marketable equity securities and certificates of deposit	**7,465**	**287**	2,846	355
Total investments	**$7,511**	**$287**	$2,892	$355

The following table summarizes available-for-sale securities at December 31:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable equity securities:				
2008	**$25**	**$21**	**$—**	**$46**
2007	$25	$21	$—	$46

The following table summarizes the proceeds and realized gains/(losses) on non-marketable equity securities and certificates of deposit for the years ended December 31:

(in thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses
2008	**$ 9,652**	**$ 542**	**$ (9)**
2007	$21,715	$18,733	$(780)
2006	$ 119	$ 25	$ —

As of December 31, 2006, our largest security investment was 559,970 common stock shares of Rock-Tenn Company, a New York Stock Exchange-listed company, which we owned for more than 25 years. Our investment in Rock-Tenn Company accounted for 81% of the total value of our available-for-sale marketable equity securities, non-marketable equity securities and certificates of deposit as of December 31, 2006. In late January 2007, the Board of Directors authorized the sale of half of our investment in Rock-Tenn Company, and subsequently authorized the sale of the balance of the shares. As a result, we realized a gain in excess of our original cost basis of $18,664,000 in 2007. As of June 30, 2007, we no longer owned any shares of Rock-Tenn Company.

NOTE 6 Fixed Assets

Fixed assets at December 31 consisted of the following:

(in thousands)	2008	2007
Furniture, fixtures and equipment	**$119,998**	$112,413
Leasehold improvements	**14,871**	12,393
Land, buildings and improvements	**400**	491
Total cost	**135,269**	125,297
Less accumulated depreciation and amortization	**(71,749)**	(62,970)
Total	**$ 63,520**	$ 62,327

Depreciation and amortization expense amounted to $13,286,000 in 2008, $12,763,000 in 2007 and $11,309,000 in 2006.

NOTE 7 Accrued Expenses

Accrued expenses at December 31 consisted of the following:

(in thousands)	2008	2007
Accrued bonuses	**$41,396**	$41,182
Accrued compensation and benefits	**24,349**	19,702
Accrued rent and vendor expenses	**9,211**	8,302
Reserve for policy cancellations	**8,390**	8,339
Accrued interest	**4,784**	4,488
Other	**8,195**	8,586
Total	**$96,325**	$90,599

NOTE 8 Long-Term Debt

Long-term debt at December 31 consisted of the following:

(in thousands)	2008	2007
Unsecured Senior Notes	**$250,000**	$225,000
Acquisition notes payable	**9,665**	14,025
Revolving credit facility	**—**	—
Other notes payable	**113**	201
Total debt	**259,778**	239,226
Less current portion	**(6,162)**	(11,519)
Long-term debt	**$253,616**	$227,707

In July 2004, the Company completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: (1) Series A, which closed on September 15, 2004, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and (2) Series B, which closed on July 15, 2004, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. Brown & Brown has used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2008 and 2007, there was an outstanding balance of $200.0 million on the Notes.

On December 22, 2006, the Company entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser also purchased Notes issued by the Company in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed 10 years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per year. On February 1, 2008, $25.0 million in Series D Senior Notes due January 15, 2015, with a fixed interest rate of 5.37% per year were issued. As of December 31, 2008 there was an outstanding balance of $50.0 million under the Master Agreement.

On June 12, 2008, the Company entered into an Amended and Restated Revolving Loan Agreement (the "Loan Agreement") with a national banking institution that was dated as of June 3, 2008, amending and restating the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), in order to increase the lending commitment to $50.0 million (subject to potential increases up to $100.0 million) and to extend the maturity date from December 20, 2011 to June 3, 2013. The Revolving Agreement initially provided for a revolving credit facility in the maximum principal amount of $75.0 million. After a series of amendments that provided covenant exceptions for the notes issued or to be issued under the Master Agreement and relaxed or deleted certain other covenants, the maximum principal amount was reduced to $20.0 million. The calculation of interest and fees is generally based on the Company's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization, and non-cash stock-based compensation. Interest is charged at a rate equal to 0.50% to 1.00% above the London Interbank Offering Rate ("LIBOR") or 1.00% below the base rate, each as more fully defined in the Loan Agreement. Fees include an upfront fee, an availability fee of 0.10% to 0.20%, and a letter of credit usage fee of 0.50% to 1.00%. The Loan Agreement contains various covenants, limitations, and events of default customary for similar facilities for similar borrowers. The 90-day LIBOR was 1.425% and 4.70% as of December 31, 2008 and 2007, respectively. There were no borrowings against this facility at December 31, 2008 or 2007.

In January 2001, Brown & Brown entered into a $90.0 million unsecured seven-year term agreement with a national banking institution (the "Term Agreement"), bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock-based compensation. The 90-day LIBOR was 4.70% as of December 31, 2007. This loan was fully funded on January 3, 2001 and was to be repaid in equal quarterly installments of $3,200,000 through December 2007. As of December 31, 2007 the outstanding balance had been paid in full.

All four of these credit agreements require, or required, Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2008 and 2007.

To hedge the risk of increasing interest rates from January 2, 2002 through the remaining six years of the Term Agreement, Brown & Brown entered into an interest rate swap agreement that effectively converted the floating rate LIBOR-based interest payments to fixed interest rate payments at 4.53%. This agreement did not affect the required 0.50% to 1.00% credit risk spread portion of the term loan. In accordance with SFAS No. 133, as amended, the fair value of the interest rate swap of approximately $37,000, net of related income taxes of approximately $22,000, was recorded in other assets as of December 31, 2006, with the related change in fair value reflected as other comprehensive income. Brown & Brown has designated and assessed the derivative as a highly effective cash flow hedge. As of December 31, 2007 the interest rate swap agreement expired in conjunction with the final payment on the Term Agreement.

Acquisition notes payable represent debt incurred to former owners of certain insurance operations acquired by Brown & Brown. These notes and future contingent payments are payable in monthly, quarterly and annual installments through April 2011, including interest in the range from 0.0% to 6.0%.

Interest paid in 2008, 2007 and 2006 was $14,394,000, $13,838,000 and $14,136,000, respectively.

At December 31, 2008, maturities of long-term debt were $6,162,000 in 2009, $3,407,000 in 2010, $100,209,000 in 2011, $0 in 2012, $0 in 2013 and $150,000,000 in 2014 and beyond.

NOTE 9 Income Taxes

Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

(in thousands)	**2008**	2007	2006
Current:			
Federal	**$ 70,634**	$105,534	$ 83,792
State	**10,056**	14,709	12,419
Foreign	**56**	—	—
Total current provision	**80,746**	120,243	96,211
Deferred:			
Federal	**21,508**	(168)	9,139
State	**4,120**	493	2,341
Total deferred provision	**25,628**	325	11,480
Total tax provision	**$106,374**	$120,568	$107,691

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2008	2007	2006
Federal statutory tax rate	**35.0 %**	35.0 %	35.0 %
State income taxes, net of federal income tax benefit	**3.4**	3.2	3.4
Non-deductible employee stock purchase plan expense	**0.4**	0.4	0.4
Interest exempt from taxation and dividend exclusion	**(0.2)**	(0.5)	(0.3)
Other, net	**0.4**	0.6	—
Effective tax rate	**39.0 %**	38.7 %	38.5 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.

Significant components of Brown & Brown's current deferred tax assets as of December 31 are as follows:

(in thousands)	**2008**	2007
Current deferred tax assets:		
Deferred contingent revenue	**$14,171**	$17,208
Total current deferred tax assets	**$14,171**	$17,208

Significant components of Brown & Brown's non-current deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2008	2007
Non-current deferred tax liabilities:		
Fixed assets	**$ 7,026**	$ 3,783
Net unrealized holding gain of available-for-sale securities	**8**	8
Prepaid insurance and pension	**2,466**	2,522
Intangible assets	**96,888**	72,943
Total non-current deferred tax liabilities	**106,388**	79,256
Non-current deferred tax assets:		
Deferred compensation	**6,980**	6,040
Accruals and reserves	**8,217**	6,881
Net operating loss carryforwards	**1,268**	829
Valuation allowance for deferred tax assets	**(220)**	(230)
Total non-current deferred tax assets	**16,245**	13,520
Net non-current deferred tax liability	**$ 90,143**	$65,736

Income taxes paid in 2008, 2007 and 2006 were $79,339,000, $114,380,000 and $102,761,000, respectively.

At December 31, 2008, Brown & Brown had net operating loss carryforwards of $379,000 and $26,389,000 for federal and state income tax reporting purposes, respectively, portions of which expire in the years 2009 through 2023. The federal carryforward is derived from insurance operations acquired by Brown & Brown in 2001. The state carryforward is derived from the operating results of certain subsidiaries.

We adopted the provision of Financial Standards Accounting Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes ("FIN 48") an interpretation of FASB Statement No. 109 on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustment in the liability for unrecognized income tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2008	2007
Unrecognized tax benefits balance at January 1	**$507**	$ 591
Gross increases for tax positions of prior years	**197**	15,805
Gross decreases for tax positions of prior years	**—**	—
Settlements	**—**	(15,772)
Lapse of statute of limitations	**(93)**	(117)
Unrecognized tax benefits balance at December 31	**$611**	$ 507

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2008 and 2007, we had approximately $140,000 and $128,000 of accrued interest related to uncertain tax positions, respectively.

Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $611,000 as of December 31, 2008 and $507,000 as of December 31, 2007. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

During 2007, the IRS concluded its audit of our 2004-2006 tax years in which it disputed our method of recognizing profit-sharing contingent commissions for tax purposes. We recognize profit-sharing contingent commissions when determinable, which is when such commissions are received, however, the IRS believes we should estimate those monies as of each December 31. We agreed to resolve this dispute for a $1.1 million payment of interest and our agreement to accrue at each December 31, for tax purposes only, a known amount of profit-sharing contingent commissions represented by the actual amount of profit-sharing contingent commissions received in the first quarter of the related year, with a true-up adjustment to the actual amount received by the end of the following March 31. Since this method for tax purposes differs from the method used for book purposes, it will result in a current deferred tax asset as of December 31 each year with that balance reversing by the following March 31 when the related profit-sharing contingent commissions are recognized for financial accounting purposes.

NOTE 10 Employee Savings Plan

Brown & Brown has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, Brown & Brown makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, Brown & Brown provides for a discretionary profit-sharing contribution of 1.5% of the employee's salary for all eligible employees. Brown & Brown's contributions to the plan totaled $11,061,000 in 2008, $10,699,000 in 2007 and $7,585,000 in 2006.

NOTE 11 Stock-Based Compensation

PERFORMANCE STOCK PLAN

Brown & Brown has adopted and the shareholders have approved a performance stock plan, under which up to 14,400,000 shares of Brown & Brown's stock ("Performance Stock" or "PSP") may be granted to key employees contingent on the employees' future years of service with Brown & Brown and other criteria established by the Compensation Committee of Brown & Brown's Board of Directors. Before participants may take full title to Performance Stock, two vesting conditions must be met. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on 20% incremental increases in the 20-trading-day average stock price of Brown & Brown's common stock from the initial grant price specified by Brown & Brown. Performance Stock that has satisfied the first vesting condition is considered "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted earnings per share. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares. Awarded shares satisfy the second condition for vesting on the earlier of a participant's: (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants; (ii) attainment of age 64; or (iii) death or disability. At December 31, 2008, 8,434,944 shares had been granted under the plan at initial stock prices ranging from $1.90 to $30.55. As of December 31, 2008, 4,629,221 shares met the first condition for vesting and had been awarded, and 612,868 shares satisfied both conditions for vesting and had been distributed to the participants.

The Company uses a path-depended lattice model to estimate the fair value of PSP grants on the grant-date under SFAS 123R. A summary of PSP activity for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Weighted-Average Grant Date Fair Value	Granted Shares	Awarded Shares	Shares Not Yet Awarded
Outstanding at January 1, 2006	$ 5.21	5,851,682	5,125,304	726,378
Granted	$18.48	262,260	868	261,392
Awarded	$11.99	—	291,035	(291,035)
Vested	$ 6.43	(28,696)	(28,696)	—
Forfeited	$ 5.93	(393,728)	(352,341)	(41,387)
Outstanding at December 31, 2006	$ 5.92	5,691,518	5,036,170	655,348
Granted	$15.74	323,495	—	323,495
Awarded	$ —	—	—	—
Vested	$ 5.33	(48,552)	(48,552)	—
Forfeited	$ 8.95	(391,505)	(300,886)	(90,619)
Outstanding at December 31, 2007	$ 6.38	5,574,956	4,686,732	888,224
Granted	$ 9.41	2,607,885	—	2,607,885
Awarded	$ 8.22	—	17,023	(17,023)
Vested	$ 6.41	(38,004)	(38,004)	—
Forfeited	$11.78	(322,761)	(36,530)	(286,231)
Outstanding at December 31, 2008	**$ 7.21**	**7,822,076**	**4,629,221**	**3,192,855**

The weighted average grant-date fair value of PSP grants for years ended December 31, 2008, 2007 and 2006 was $9.41, $15.74 and $18.48, respectively. The total fair market value of PSP grants that vested during each of the years ended December 31, 2008, 2007 and 2006 was $685,000, $1,314,000 and $862,000, respectively.

EMPLOYEE STOCK PURCHASE PLAN

The Company has a shareholder-approved ESPP with a total of 12,000,000 authorized shares and 3,864,748 available for future subscriptions. Employees of the Company who regularly work more than 20 hours per week are eligible to participate in the ESPP. Participants, through payroll deductions, may subscribe to purchase Company stock up to 10% of their compensation, to a maximum of $25,000 between August 1 of each year to the following July 31st (the "Subscription Period") at a cost of 85% of the lower of the stock price as of the beginning or ending of the Subscription Period.

For the plan year ended July 31, 2008, 2007 and 2006, the Company issued 672,222, 490,213 and 571,601 shares of common stock in August 2008, 2007 and 2006, respectively. These shares were issued at an aggregate purchase price of $10,036,000 or $14.93 per share in 2008, $10,711,000 or $21.85 per share in 2007 and $10,557,000 or $18.47 per share in 2006.

For the five months ended December 31, 2008, 2007 and 2006 of the 2009-2008, 2007-2008 and 2006-2007 plan years, 257,643, 233,427 and 191,140 shares of common stock (from authorized but unissued shares), respectively, were subscribed to by participants for proceeds of approximately $4,164,000, $4,664,000 and $4,817,000, respectively.

INCENTIVE STOCK OPTION PLAN

On April 21, 2000, Brown & Brown adopted, and the shareholders approved, a qualified incentive stock option plan that provides for the granting of stock options to certain key employees for up to 4,800,000 shares of common stock. The objective of this plan is to provide additional performance incentives to grow Brown & Brown's pre-tax income in excess of 15% annually. The options are granted at the most recent trading day's closing market price and vest over a one-to-10-year period, with a potential acceleration of the vesting period to three to six years based upon achievement of certain performance goals. All of the options expire 10 years after the grant date.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options on the grant-date under SFAS 123R, which is the same valuation technique previously used for pro forma disclosures under SFAS 123. The Company granted 1,445,000 option shares during the year ended December 31, 2008 but did not grant any options during the years ended December 31, 2007 or 2006. The weighted average fair value of the incentive stock options granted during 2008 estimated on the date of grant, using the Black-Scholes option-pricing model, was $4.92 per share. The fair value of these options granted was estimated on the date of grant using the following assumptions: dividend yield of 1.41%; expected volatility of 26.0%; risk-free interest rate of 3.14%; and an expected life of 6 years.

The risk-free interest rate is based upon the U.S. Treasury yield curve on the date of grant with a remaining term approximating the expected term of the option granted. The expected term of the options granted is derived from historical data; grantees are divided into two groups based upon expected exercise behavior and are considered separately for valuation purposes. The expected volatility is based upon the historical volatility of the Company's common stock over the period of time equivalent to the expected term of the options granted. The dividend yield is based upon the Company's best estimate of future dividend yield.

A summary of stock option activity for the years ended December 31, 2008, 2007 and 2006 is as follows:

Stock Options	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	2,016,988	$ 10.83	5.9	$ 35,064
Granted	—	$ —		
Exercised	(123,213)	$ 6.11		
Forfeited	(8,000)	$ 15.78		
Expired	—	$ —		
Outstanding at December 31, 2006	1,885,775	$ 11.11	4.9	$ 32,241
Granted	—	$ —		
Exercised	(632,307)	$ 8.38		
Forfeited	—	$ —		
Expired	—	$ —		
Outstanding at December 31, 2007	1,253,468	$ 12.49	4.3	$ 22,679
Granted	1,445,000	$ 18.48		
Exercised	(223,453)	$ 4.84		
Forfeited	—	$ —		
Expired	—	$ —		
Outstanding at December 31, 2008	**2,475,015**	**$16.68**	**6.9**	**$22,587**
Ending vested and expected to vest at December 31, 2008	**2,475,015**	**$16.68**	**6.9**	**$22,587**
Exercisable at December 31, 2008	**383,701**	**$11.22**	**3.0**	**$ 3,715**
Exercisable at December 31, 2007	590,776	$ 8.68	3.3	$ 8,757
Exercisable at December 31, 2006	1,185,067	$ 8.29	4.2	$ 23,607

The following table summarizes information about stock options outstanding at December 31, 2008:

Options Outstanding				Options Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 4.84	159,339	1.3	$ 4.84	159,339	$ 4.84
$14.20	4,000	2.8	$ 14.20	4,000	$ 14.20
$15.78	854,676	4.2	$ 15.78	220,362	$ 15.78
$22.06	12,000	6.0	$ 22.06	—	$ —
$18.48	1,445,000	9.2	$ 18.48	—	$ —
Totals	**2,475,015**	**6.9**	**$ 16.68**	**383,701**	**$ 11.22**

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2008, 2007 and 2006 was $4.92, $0.00 and $0.00, respectively. The total intrinsic value of options exercised, determined as of the date of exercise, during the years ended December 31, 2008, 2007 and 2006 was $3,298,000, $12,675,000 and $2,865,000, respectively. The total intrinsic value is calculated as the difference between the exercise price of all underlying awards and the quoted market price of the Company's stock for all in-the-money stock options at December 31, 2008, 2007 and 2006.

There are no option shares available for future grant under this plan since this plan expired as of December 31, 2008.

SUMMARY OF NON-CASH STOCK-BASED COMPENSATION EXPENSE

The non-cash stock-based compensation expense for the years ended December 31 is as follows:

(in thousands)	2008	2007	2006
Employee Stock Purchase Plan	**$2,951**	$3,234	$3,049
Performance Stock Plan	**2,761**	2,016	1,874
Incentive Stock Option Plan	**1,602**	417	493
Total	**$7,314**	$5,667	$5,416

SUMMARY OF UNRECOGNIZED COMPENSATION EXPENSE

As of December 31, 2008, there was approximately $33.2 million of unrecognized compensation expense related to all non-vested share-based compensation arrangements granted under the Company's stock-based compensation plans. That expense is expected to be recognized over a weighted-average period of 9.8 years.

NOTE 12 Supplemental Disclosures of Cash Flow Information

Brown & Brown's significant non-cash investing and financing activities for the years ended December 31 are summarized as follows:

(in thousands)	2008	2007	2006
Unrealized holding (loss) gain on available-for-sale securities, net of tax benefit of $0 for 2008, net of tax benefit of $5,328 for 2007 and net of tax effect of $2,752 for 2006	**$ —**	$ (9,093)	$ 4,697
Net (loss) gain on cash-flow hedging derivative, net of tax benefit of $0 for 2008, net of tax benefit of $22 for 2007 and net of tax benefit of $0 for 2006	**$ —**	$ (38)	$ 1
Notes payable issued or assumed for purchased customer accounts	**$15,987**	$23,897	$36,957
Notes received on the sale of fixed assets and customer accounts	**$ 3,610**	$ 9,689	$ 2,715

NOTE 13 Commitments and Contingencies

OPERATING LEASES

Brown & Brown leases facilities and certain items of office equipment under non-cancelable operating lease arrangements expiring on various dates through 2018. The facility leases generally contain renewal options and escalation clauses based upon increases in the lessors' operating expenses and other charges. Brown & Brown anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2008, the aggregate future minimum lease payments under all non-cancelable lease agreements were as follows:

(in thousands)	
2009	$26,606
2010	22,287
2011	16,868
2012	11,946
2013	7,395
Thereafter	12,619
Total minimum future lease payments	$97,721

Rental expense in 2008, 2007 and 2006 for operating leases totaled $36,032,000, $33,381,000 and $30,338,000, respectively.

LEGAL PROCEEDINGS

The Company is involved in numerous pending or threatened proceedings by or against Brown & Brown, Inc. or one or more of its subsidiaries that arise in the ordinary course of business. The damages that may be claimed against the Company in these various proceedings are in some cases substantial, including in many instances claims for punitive or extraordinary damages. Some of these claims and lawsuits have been resolved, others are in the process of being resolved and others are still in the investigation or discovery phase. The Company will continue to respond appropriately to these claims and lawsuits and to vigorously protect its interests.

Although the ultimate outcome of such matters cannot be ascertained and liabilities in indeterminate amounts may be imposed on Brown & Brown, Inc. or its subsidiaries, on the basis of present information, availability of insurance and legal advice, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the Company's consolidated financial position. However, as (i) one or more of the Company's insurance carriers could take the position that portions of these claims are not covered by the Company's insurance, (ii) to the extent that payments are made to resolve claims and lawsuits, applicable insurance policy limits are eroded and (iii) the claims and lawsuits relating to these matters are continuing to develop, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by unfavorable resolutions of these matters.

GOVERNMENTAL INVESTIGATIONS REGARDING COMPENSATION PRACTICES

As disclosed in prior years, offices of the Company are parties to profit-sharing contingent commission agreements with certain insurance companies, including agreements providing for potential payment of revenue-sharing commissions by insurance companies based primarily on the overall profitability of the aggregate business written with those insurance companies and/or additional factors such as retention ratios and the overall volume of business that an office or offices place with those insurance companies. Additionally, to a lesser extent, some offices of the Company are parties to override commission agreements with certain insurance companies, which provide for commission rates in excess of standard commission rates to be applied to specific lines of business, such as group health business, and which are based primarily on the overall volume of business that such office or offices placed with those insurance companies. The Company has not chosen to discontinue receiving profit-sharing contingent commissions or override commissions.

Governmental agencies such as departments of insurance and offices of attorneys general, in a number of states have looked or are looking into issues related to compensation practices in the insurance industry, and the Company continues to respond to written and oral requests for information and/or subpoenas seeking information related to this topic. The Company is currently in litigation commenced by the Company against the Attorney General's Office in Connecticut in an effort to protect the confidentiality of information sought by, or produced in response to, a subpoena. In addition, agencies in Arizona, Virginia, Washington and Florida have concluded their respective investigations of subsidiaries of Brown & Brown, Inc. based in those states.

The Company cannot currently predict the impact or resolution of the various governmental inquiries or related matters and thus cannot reasonably estimate a range of possible loss, which could be material, or whether the resolution of these matters may harm the Company's business and/or lead to a decrease in or elimination of profit-sharing contingent commissions and override commissions, which could have a material adverse impact on the Company's consolidated financial condition.

NOTE 14 Business Concentrations

A significant portion of business written by Brown & Brown is for customers located in California, Florida, Michigan, New Jersey, New York, Pennsylvania, Texas and Washington. Accordingly, the occurrence of adverse economic conditions, an adverse regulatory climate or a disaster in any of these states could have a material adverse effect on Brown & Brown's business, although no such conditions have been encountered in the past.

For the year ended December 31, 2008, approximately 5.2% of Brown & Brown's total revenues were derived from insurance policies underwritten by one insurance company. For the year ended December 31, 2007, approximately 5.3% and 5.3% of Brown & Brown's total revenues were derived from insurance policies underwritten by the same two separate insurance companies, respectively. For the year ended December 31, 2006, approximately 5.3% and 4.9% of Brown & Brown's total revenues were derived from insurance policies underwritten by the same two separate insurance companies, respectively. Should these insurance companies seek to terminate their arrangement with Brown & Brown, the Company believes that other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result. No other insurance company accounts for 5% or more of Brown & Brown's total revenues.

NOTE 15 Quarterly Operating Results (Unaudited)

Quarterly operating results for 2008 and 2007 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Total revenues	**$256,715**	**$241,720**	**$247,029**	**$232,090**
Total expenses	**$172,131**	**$175,126**	**$179,935**	**$177,864**
Income before income taxes	**$ 84,584**	**$ 66,594**	**$ 67,094**	**$ 54,226**
Net income	**$ 51,760**	**$ 40,398**	**$ 40,593**	**$ 33,373**
Net income per share:				
Basic	**$ 0.37**	**$ 0.29**	**$ 0.29**	**$ 0.24**
Diluted	**$ 0.37**	**$ 0.29**	**$ 0.29**	**$ 0.24**
2007				
Total revenues	$ 258,513	$ 246,644	$ 237,284	$ 217,226
Total expenses	$ 160,411	$ 162,148	$ 161,849	$ 163,732
Income before income taxes	$ 98,102	$ 84,496	$ 75,435	$ 53,494
Net income	$ 59,727	$ 52,012	$ 46,216	$ 33,004
Net income per share:				
Basic	$ 0.43	$ 0.37	$ 0.33	$ 0.23
Diluted	$ 0.42	$ 0.37	$ 0.33	$ 0.23

Quarterly financial information is affected by seasonal variations. The timing of profit-sharing contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

NOTE 16 Segment Information

Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public and quasi-public entities, and to professional and individual customers; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial and personal lines insurance, and reinsurance, primarily through independent agents and brokers; the National Programs Division, which is comprised of two units Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designed for specific industries, trade groups, public and quasi-public entities, and market niches; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Brown & Brown conducts all of its operations within the United States of America, except for one start-up wholesale brokerage operation based in London, England that commenced business in March 2008 and which has earned less than $2.6 million of revenue as of December 31, 2008.

The accounting policies of the reportable segments are the same as those described in Note 1. Brown & Brown evaluates the performance of its segments based upon revenues and income before income taxes. Inter-segment revenues are eliminated.

Summarized financial information concerning Brown & Brown's reportable segments is shown in the following table. The "Other" column includes any income and expenses not allocated to reportable segments and corporate-related items, including the inter-company interest expense charge to the reporting segment.

	Year Ended December 31, 2008					
(in thousands)	Retail	Wholesale Brokerage	National Programs	Services	Other	Total
Total revenues	**$ 590,238**	**$170,645**	**$178,286**	**$32,144**	**$ 6,241**	**$ 977,554**
Investment income	**$ 999**	**$ 1,414**	**$ 327**	**$ 13**	**$ 3,326**	**$ 6,079**
Amortization	**$ 26,827**	**$ 10,205**	**$ 9,098**	**$ 462**	**$ 39**	**$ 46,631**
Depreciation	**$ 6,061**	**$ 2,892**	**$ 2,693**	**$ 421**	**$ 1,219**	**$ 13,286**
Interest expense	**$ 30,287**	**$ 18,033**	**$ 7,531**	**$ 751**	**$ (41,912)**	**$ 14,690**
Income before income taxes	**$ 138,595**	**$ 17,593**	**$ 63,287**	**$ 7,153**	**$ 45,870**	**$ 272,498**
Total assets	**$1,687,137**	**$618,662**	**$607,599**	**$45,360**	**$(839,178)**	**$2,119,580**
Capital expenditures	**$ 4,152**	**$ 4,794**	**$ 2,867**	**$ 301**	**$ 2,001**	**$ 14,115**

	Year Ended December 31, 2007					
(in thousands)	Retail	Wholesale Brokerage	National Programs	Services	Other	Total
Total revenues	$ 562,438	$ 178,942	$ 157,548	$ 35,392	$ 25,347	$ 959,667
Investment income	$ 260	$ 2,927	$ 513	$ 31	$ 26,763	$ 30,494
Amortization	$ 21,659	$ 9,237	$ 9,039	$ 462	$ 39	$ 40,436
Depreciation	$ 5,723	$ 2,715	$ 2,757	$ 534	$ 1,034	$ 12,763
Interest expense	$ 21,094	$ 19,188	$ 9,977	$ 719	$ (37,176)	$ 13,802
Income before income taxes	$ 159,304	$ 27,989	$ 47,135	$ 8,655	$ 68,444	$ 311,527
Total assets	$ 1,356,772	$ 640,931	$ 570,295	$ 41,233	$ (648,572)	$ 1,960,659
Capital expenditures	$ 5,816	$ 2,835	$ 1,831	$ 318	$ 19,843	$ 30,643

	Year Ended December 31, 2006					
(in thousands)	Retail	Wholesale Brokerage	National Programs	Services	Other	Total
Total revenues	$ 517,989	$ 163,346	$ 157,448	$ 32,606	$ 6,615	$ 878,004
Investment income	$ 139	$ 4,017	$ 432	$ 45	$ 6,846	$ 11,479
Amortization	$ 19,305	$ 8,087	$ 8,718	$ 343	$ 45	$ 36,498
Depreciation	$ 5,621	$ 2,075	$ 2,387	$ 533	$ 693	$ 11,309
Interest expense	$ 18,903	$ 18,759	$ 10,554	$ 440	$ (35,299)	$ 13,357
Income before income taxes	$ 145,749	$ 26,865	$ 48,560	$ 7,963	$ 50,904	$ 280,041
Total assets	$ 1,103,107	$ 618,374	$ 544,272	$ 32,554	$ (490,355)	$ 1,807,952
Capital expenditures	$ 5,952	$ 2,085	$ 3,750	$ 588	$ 2,604	$ 14,979

NOTE 17 Subsequent Events

From January 1, 2009 through February 26, 2009, Brown & Brown acquired the assets and assumed certain liabilities of one insurance intermediary. The aggregate purchase price of this acquisition was $23,621,000, which was entirely paid in cash. The insurance intermediary was acquired primarily to expand Brown & Brown's core retail business and to attract and obtain high-quality individuals.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Brown & Brown, Inc.
Daytona Beach, Florida

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brown & Brown, Inc. and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
March 2, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Brown & Brown, Inc.
Daytona Beach, Florida

We have audited the internal control over financial reporting of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Hunt-Smith-Peabody Insurance Agency, Inc.; LDP Consulting Group, Inc.; W. J. Fowler & Company; Powers & Effler Insurance Brokers, Inc.; Big Sky Underwriters, Inc.; Nathan Stone Insurance Agency, Inc.; Debock & Muth Insurance Agency, Inc.; Dill, Joyce & Thresher, Incorporated; HBA Insurance Group, Inc.; Alpha Benefits Group, Inc.; Fullerton & Company, Inc.; Burt & Associates Benefit Planning, Inc.; Reed Brothers Insurance Group, Inc.; Agency Associates, Inc.; and Gallagher Associates, Inc. (collectively the "2008 Excluded Acquisitions"), which was acquired during 2008 and whose financial statements constitute 17.9 % and 11.7% of net and total assets, respectively, 5.5% of revenues, and 5.7% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at the 2008 Excluded Acquisitions. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Assessment Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 2, 2009 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
March 2, 2009

Management's Report on Internal Control Over Financial Reporting

The Management of Brown & Brown, Inc. and its subsidiaries ("Brown & Brown") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Brown & Brown's principal executive officer and principal financial officer, Brown & Brown conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Brown & Brown's evaluation of this effectiveness of its internal control over financial reporting, Brown & Brown has excluded the following acquisitions completed by Brown & Brown during 2008: Hunt-Smith-Peabody Insurance Agency, Inc.; LDP Consulting Group, Inc.; W. J. Fowler & Company; Powers & Effler Insurance Brokers, Inc.; Big Sky Underwriters, Inc.; Nathan Stone Insurance Agency, Inc.; Debock & Muth Insurance Agency, Inc.; Dill, Joyce & Thresher, Incorporated; HBA Insurance Group, Inc.; Alpha Benefits Group, Inc.; Fullerton & Company, Inc.; Burt & Associates Benefit Planning, Inc.; Reed Brothers Insurance Group, Inc.; Agency Associates, Inc.; and Gallagher Associates, Inc. Collectively, these acquisitions represented 17.9% and 11.7% of net and total assets as of December 31, 2008, 5.5% of total revenue and 5.7% of net income for the year ended. Refer to Note 2 to the Consolidated Financial Statements for further discussion of these acquisitions and their impact on Brown & Brown's Consolidated Financial Statements.

Based on Brown & Brown's evaluation under the framework in *Internal Control — Integrated Framework,* management concluded that internal control over financial reporting was effective as of December 31, 2008. Management's internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Brown & Brown, Inc.
Daytona Beach, Florida
March 2, 2009

J. Hyatt Brown
Chief Executive Officer

Cory T. Walker
Chief Financial Officer

Performance Graph

The following graph is a comparison of five-year cumulative total stockholder returns for our common stock as compared with the cumulative total stockholder return for the Standard & Poor's 500 Index, and a group of peer insurance broker and agency companies (Aon Corporation, Arthur J. Gallagher & Co, Marsh & McLennan Companies, Inc., and Willis Group Holdings, Ltd.). Hilb, Rogal and Hobbs Company, included in our peer group last year, merged into Willis in 2008 and thus is not included in this year's peer group. The returns of each company have been weighted according to such companies' respective stock market capitalizations as of December 31, 2003 for the purposes of arriving at a peer group average. The total return calculations are based upon an assumed $100 investment on December 31, 2003, with all dividends reinvested.


$190.07
$200
$176.81
$148.69
$150
$134.53
$134.12
$100
$100
2003
2004
2005
2006
2007
2008
Brown & Brown, Inc.
Peer Group Index
NYSE Market Index

	FISCAL YEAR ENDING					
COMPANY/INDEX/MARKET	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	**12/31/2008**
Brown & Brown, Inc.	$100.00	$134.53	$190.07	$176.81	$148.69	**$134.12**
Customer Selected Stock List	$100.00	$ 85.39	$ 93.62	$ 94.65	$ 99.15	**$ 91.66**
NYSE Market Index	$100.00	$112.92	$122.25	$143.23	$150.88	**$ 94.76**

We caution that the stock price performance shown in the graph should not be considered indicative of potential future stock price performance.

Every morning in Africa
a Gazelle awakes.
It knows that it must run faster
than the fastest Cheetah
or it will be killed.

Every morning in Africa
a Cheetah awakes.
It knows that it must run faster
than the slowest Gazelle
or it will starve to death.

It doesn't matter whether
you're a Cheetah or a Gazelle:
When the sun comes up,
you had better be running.


"Execution is omnipotent."
"The only constant is change."
"The best way is almost always the most difficult way."
"Non volumus canes ovos sugere."
"Assiduous attention to detail."
WE WILL
Ad Infinitum
Non Vitia
Brown & Brown INSURANCE®
www.bbinsurance.com

TEN-YEAR FINANCIAL SUMMARY

	Year Ended December 31,									
(in thousands, except per share data and Other Information)	**2008**	2007	2006	2005	2004	2003	2002	2001	2000	1999
REVENUES										
Commissions and fees	**$ 965,983**	$ 914,650	$ 864,663	$ 775,543	$ 638,267	$ 545,287	$ 452,289	$ 359,697	$ 258,309	$ 231,437
Investment income	**6,079**	30,494	11,479	6,578	2,715	1,428	2,945	3,686	4,887	3,535
Other income, net	**5,492**	14,523	1,862	3,686	5,952	4,325	508	1,646	2,209	2,551
Total revenues	**977,554**	959,667	878,004	785,807	646,934	551,040	455,742	365,029	265,405	237,523
EXPENSES										
Compensation and benefits	**485,783**	444,101	404,891	374,943	314,221	268,372	224,755	187,653	149,836	131,270
Non-cash stock-based compensation	**7,314**	5,667	5,416	3,337	2,625	2,272	3,823	1,984	483	1,263
Other operating expenses	**137,352**	131,371	126,492	105,622	84,927	74,617	66,554	56,815	44,372	41,893
Amortization expense	**46,631**	40,436	36,498	33,245	22,146	17,470	14,042	15,860	9,226	8,343
Depreciation expense	**13,286**	12,763	11,309	10,061	8,910	8,203	7,245	6,536	6,158	5,892
Interest expense	**14,690**	13,802	13,357	14,469	7,156	3,624	4,659	5,703	1,266	1,360
Total expenses	**705,056**	648,140	597,963	541,677	439,985	374,558	321,078	274,551	211,341	190,021
Income before income taxes and minority interest	**272,498**	311,527	280,041	244,130	206,949	176,482	134,664	90,478	54,064	47,502
Income taxes	**106,374**	120,568	107,691	93,579	78,106	66,160	49,271	34,834	20,146	18,331
Minority interest, net of tax	**–**	–	–	–	–	–	2,271	1,731	1,125	900
Net income	**$ 166,124**	$ 190,959	$ 172,350	$ 150,551	$ 128,843	$ 110,322	$ 83,122	$ 53,913	$ 32,793	$ 28,271
Compensation and benefits as % of total revenue	**49.7%**	46.3%	46.1%	47.7%	48.6%	48.7%	49.3%	51.4%	56.5%	55.3%
Operating expenses as % of total revenue	**14.1%**	13.7%	14.4%	13.4%	13.1%	13.5%	14.6%	15.6%	16.7%	17.6%
EARNINGS PER SHARE INFORMATION										
Net income per share – diluted	**$ 1.17**	$ 1.35	$ 1.22	$ 1.08	$ 0.93	$ 0.80	$ 0.61	$ 0.43	$ 0.26	$ 0.23
Weighted average number of shares outstanding – diluted	**141,558**	141,257	141,020	139,776	138,888	137,794	136,086	126,444	124,182	123,310
Dividends paid per share	**$ 0.2850**	$ 0.2500	$ 0.2100	$ 0.1700	$ 0.1450	$ 0.1213	$ 0.1000	$ 0.0800	$ 0.0675	$ 0.0575
YEAR-END FINANCIAL POSITION										
Total assets	**$ 2,119,580**	$ 1,960,659	$ 1,807,952	$ 1,608,660	$ 1,249,517	$ 865,854	$ 754,349	$ 488,737	$ 324,677	$ 286,416
Long-term debt	**$ 253,616**	$ 227,707	$ 226,252	$ 214,179	$ 227,063	$ 41,107	$ 57,585	$ 78,195	$ 10,660	$ 10,905
Shareholders' equity	**$ 1,241,741**	$ 1,097,458	$ 929,345	$ 764,344	$ 624,325	$ 498,035	$ 391,590	$ 175,285	$ 118,372	$ 100,355
Total shares outstanding (excluding treasury shares)	**141,544**	140,673	140,016	139,383	138,318	137,122	136,356	126,388	124,328	123,178
OTHER INFORMATION										
Number of full-time equivalent employees	**5,398**	5,047	4,733	4,540	3,960	3,517	3,384	2,921	2,143	2,016
Revenue per average number of employees	**$ 187,181**	$ 196,251	$ 189,368	$ 184,896	$ 173,046	$ 159,699	$ 144,565	$ 144,166	$ 127,629	$ 116,461
Book value per share	**$ 8.77**	$ 7.80	$ 6.64	$ 5.48	$ 4.51	$ 3.63	$ 2.87	$ 1.39	$ 0.95	$ 0.81
Stock price at year end (closing price)	**$ 20.90**	$ 23.50	$ 28.21	$ 30.54	$ 21.78	$ 16.31	$ 16.16	$ 13.65	$ 8.75	$ 4.79
Stock price earnings multiple	**17.86**	17.41	23.12	28.28	23.41	20.38	26.49	32.12	33.02	20.83
Return on beginning shareholders' equity	**15%**	21%	23%	24%	26%	28%	47%	46%	33%	34%

NOTE: Prior years have been restated to reflect the acquisitions of Ampher-Ross and Signature Insurance Group in 1999; and Bowers, Schumann and Welch, The Flagship Group, WMH and Huffman & Associates, and Mangus Insurance & Bonding in 2000; The Huval Insurance Agency, Spencer & Associates, The Young Agency, Layne & Associates, Insurance Professionals Inc. and CompVantage, Finwall & Associates, The Connelly Insurance Group, The Benefits Group, Logan Insurance Agency, Froehlich-Paulson-Moore, McKinnon & Mooney and Raleigh, Schwarz & Powell in 2001. All share and per-share information has been adjusted to give effect to the 2-for-1 common stock splits which each became effective August 23, 2000, November 21, 2001 and November 29, 2005.

CORPORATE OFFICES

220 South Ridgewood Avenue
Daytona Beach, Florida 32114
(386) 252-9601

3101 West Martin Luther King, Jr. Boulevard
Suite 400
Tampa, Florida 33607
(813) 222-4100

OUTSIDE COUNSEL

Cobb & Cole
150 Magnolia Avenue
Daytona Beach, Florida 32114

Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602

CORPORATE INFORMATION AND SHAREHOLDER SERVICES

The Company has included, as Exhibits 31.1 and 31.2 and 32.1 and 32.2 to its Annual Report on Form 10-K for the fiscal year 2008 filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure. The Company has also submitted to the New York Stock Exchange a certificate from its Chief Executive Officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's 2008 Annual Report on Form 10-K will be furnished without charge to any shareholder who directs a request in writing to:

Corporate Secretary
Brown & Brown, Inc.
3101 West Martin Luther King, Jr. Boulevard, Suite 400
Tampa, Florida 33607

A reasonable charge will be made for copies of the exhibits to the Form 10-K.

ANNUAL MEETING

The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held:

April 29, 2009
9:00 a.m. (ET)
The Shores Resort
2637 South Atlantic Avenue
Daytona Beach, Florida 32118

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
email: investors@amstock.com
www.amstock.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
One Independent Drive
Suite 2801
Jacksonville, Florida 32202

STOCK LISTING

The New York Stock Exchange Symbol: BRO

Approximate number of shareholders of record as of February 23, 2009, was 1,116. Closing price per share on that date was $16.45.

MARKET PRICE OF COMMON STOCK

	Stock Price Range		Cash Dividends
	High	Low	per Share
2008			
1st Quarter	**$ 23.72**	**$ 16.99**	**$ 0.070**
2nd Quarter	**$ 20.19**	**$ 16.63**	**$ 0.070**
3rd Quarter	**$ 27.41**	**$ 16.31**	**$ 0.070**
4th Quarter	**$ 22.05**	**$ 16.27**	**$ 0.075**
2007			
1st Quarter	$ 29.02	$ 26.70	$ 0.060
2nd Quarter	$ 28.59	$ 25.03	$ 0.060
3rd Quarter	$ 29.15	$ 24.65	$ 0.060
4th Quarter	$ 27.75	$ 23.10	$ 0.070

ADDITIONAL INFORMATION

Information concerning the services of Brown & Brown, Inc., as well as access to current financial releases, is available on the Internet. Brown & Brown's address is www.bbinsurance.com.

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